FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, August 5, 2005, Series 2005-HE5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



05063135

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 
Name: Doris J. Hearn
Title: Vice President

By: 
Name: Evelyn Echevarria
Title: Vice President

Dated: August 5, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,373,391,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE5

Ace Securities Corp
(Depositor)

Deutsche Bank 

August 3, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August 3, 2005

Ace Securities Corp.

Home Equity Loan Trust, Series 2005-HE5

$1,373,391,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1	549,494,000	Float	2.22	1 - 87	0	ACT/360	August 2035	AAA / Aaa
A-2A	334,175,000	Float	0.94	1 - 24	0	ACT/360	August 2035	AAA / Aaa
A-2B	135,680,000	Float	3.00	24 - 63	0	ACT/360	August 2035	AAA / Aaa
A-2C	68,998,000	Float	6.71	63 - 87	0	ACT/360	August 2035	AAA / Aaa
M-1	57,585,000	Float	5.09	45 - 87	0	ACT/360	August 2035	AA+ / Aa1
M-2	53,266,000	Float	4.99	42 - 87	0	ACT/360	August 2035	AA / Aa2
M-3	31,671,000	Float	4.94	41 - 87	0	ACT/360	August 2035	AA / Aa3
M-4	28,072,000	Float	4.91	40 - 87	0	ACT/360	August 2035	AA- / A1
M-5	25,193,000	Float	4.89	40 - 87	0	ACT/360	August 2035	A+ / A2
M-6	23,754,000	Float	4.87	39 - 87	0	ACT/360	August 2035	A / A3
M-7	19,435,000	Float	4.87	39 - 87	0	ACT/360	August 2035	A- / Baa1
M-8	17,995,000	Float	4.85	38 - 87	0	ACT/360	August 2035	BBB+ / Baa2
M-9	15,836,000	Float	4.85	38 - 87	0	ACT/360	August 2035	BBB / Baa3
M-10	12,237,000	Float	4.85	38 - 87	0	ACT/360	August 2035	BBB- / Ba1
Total	**1,373,391,000**							
Non-Offered Certificates:								
B-1	14,396,000	Float				* Not Offered *		
B-2	25,193,000	Float				* Not Offered *		
B-3	15,116,000	Float				* Not Offered *		
Total Certificates	**1,428,096,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates:	The Class A-1 Certificates and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (collectively, the "Mezzanine Certificates"); and the Class B1, Class B2 and Class B3 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and Subordinate Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans").

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 7,221 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,440,419,958 as of the Statistical Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,669 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $727,293,483 and the Group II Mortgage Loans will represent approximately 2,552 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $713,126,475.

Class A Certificates: Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates

Subordinate Certificates: Class B-1, Class B-2 and Class B-3 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	1,243,205,833	86.31
Other	197,214,125	13.69
Total	**1,440,419,958**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Wells Fargo Bank, National Association

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Statistical Cut-off Date: July 1, 2005

Cut-off Date: August 1, 2005

Expected Pricing: Week of August 1, 2005

Expected Closing Date: On or about August 29, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in September 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.515% for the Mortgage Loans as of the Statistical Cut-off Date.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest; 2) Overcollateralization ("OC"); and 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-3 Certificates, fourth, to the Class B-2 Certificates, fifth, to the Class B-1 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3 Certificates, fourteenth, to the Class M-2 Certificates, and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.60% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 48.80%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa	24.40%	48.80%
M-1	AA+/Aa1	20.40%	40.80%
M-2	AA/Aa2	16.70%	33.40%
M-3	AA/Aa3	14.50%	29.00%
M-4	AA-/A1	12.55%	25.10%
M-5	A+/A2	10.80%	21.60%
M-6	A/A3	9.15%	18.30%
M-7	A-/Baa1	7.80%	15.60%
M-8	BBB+/Baa2	6.55%	13.10%
M-9	BBB/Baa3	5.45%	10.90%
M-10	BBB-/Ba1	4.60%	9.20%
B-1	BB+/Ba2	3.60%	7.20%
B-2	BB+/NR	1.85%	3.70%
B-3	BB/NR	0.80%	1.60%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	*of subtracting from the aggregate principal balance of each loan group the Certificate Principal* Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE5 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1 , Mezzanine, Subordinate, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2A, Class A-2B, Class A-2C, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2A, Class A-2B, Class A-2C, Mezzanine, Subordinate, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 48.80% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amo unt will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 40.80% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 33.40% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 29.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 25.10% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.60% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.30% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 15.60% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 13.10% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 10.90% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), and tenth to the Class M-10 Certificates until it reaches approximately a 9.20% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 7.20% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), second to the Class B-2 Certificates until it reaches approximately a 3.70% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage) and third to the Class B-3 Certificates until it reaches approximately a 1.60% Credit Enhancement Percentage (2x the Class B-3 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 32.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2007 to August 2009	1.40%, plus 1/12th of 1.80% for each month thereafter
September 2009 to August 2010	3.20%, plus 1/12th of 1.80% for each month thereafter
September 2010 to August 2011	5.00%, plus 1/12th of 1.40% for each month thereafter
September 2011 to August 2012	6.40%, plus 1/12th of 0.80% for each month thereafter
September 2012 and thereafter	7.20%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
10/25/2005	709,698,000	6.832	10.500
11/25/2005	692,781,000	6.613	10.500
12/25/2005	676,082,000	6.834	10.500
1/25/2006	659,593,000	6.615	10.500
2/25/2006	643,305,000	6.616	10.500
3/25/2006	627,212,000	7.325	10.500
4/25/2006	611,308,000	6.617	10.500
5/25/2006	595,590,000	6.838	10.500
6/25/2006	580,055,000	6.618	10.500
7/25/2006	564,705,000	6.839	10.500
8/25/2006	549,761,000	6.622	10.500
9/25/2006	535,213,000	6.622	10.500
10/25/2006	521,049,000	6.843	10.500
11/25/2006	507,260,000	6.623	10.500
12/25/2006	493,837,000	6.844	10.500
1/25/2007	480,768,000	6.623	10.500
2/25/2007	468,046,000	6.625	10.500
3/25/2007	455,659,000	7.335	10.500
4/25/2007	443,601,000	6.626	10.500
5/25/2007	431,862,000	6.854	10.500
6/25/2007	420,434,000	6.682	10.500
7/25/2007	409,310,000	8.733	10.500
8/25/2007	398,549,000	8.451	10.500
9/25/2007	388,072,000	8.449	10.500
10/25/2007	377,870,000	8.729	10.500
11/25/2007	367,936,000	8.450	10.500
12/25/2007	358,263,000	8.753	10.500
1/25/2008	348,845,000	9.466	10.500
2/25/2008	339,700,000	9.465	10.500
3/25/2008	330,794,000	10.114	10.500
4/25/2008	322,121,000	9.459	10.500
5/25/2008	313,676,000	9.775	10.500
6/25/2008	305,453,000	9.480	10.500

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
10/25/2005	695,515,000	6.605	10.500
11/25/2005	678,539,000	6.396	10.500
12/25/2005	661,829,000	6.614	10.500
1/25/2006	645,376,000	6.404	10.500
2/25/2006	629,171,000	6.407	10.500
3/25/2006	613,206,000	7.097	10.500
4/25/2006	597,475,000	6.413	10.500
5/25/2006	581,972,000	6.629	10.500
6/25/2006	566,693,000	6.417	10.500
7/25/2006	551,645,000	6.632	10.500
8/25/2006	536,996,000	6.422	10.500
9/25/2006	522,737,000	6.428	10.500
10/25/2006	508,857,000	6.644	10.500
11/25/2006	495,346,000	6.431	10.500
12/25/2006	482,193,000	6.647	10.500
1/25/2007	469,390,000	6.433	10.500
2/25/2007	456,927,000	6.436	10.500
3/25/2007	444,795,000	7.130	10.500
4/25/2007	432,985,000	6.441	10.500
5/25/2007	421,489,000	6.657	10.500
6/25/2007	410,299,000	6.501	10.500
7/25/2007	399,407,000	8.632	10.500
8/25/2007	388,861,000	8.355	10.500
9/25/2007	378,594,000	8.356	10.500
10/25/2007	368,598,000	8.634	10.500
11/25/2007	358,866,000	8.356	10.500
12/25/2007	349,391,000	8.661	10.500
1/25/2008	340,167,000	9.392	10.500
2/25/2008	331,207,000	9.392	10.500
3/25/2008	322,483,000	10.041	10.500
4/25/2008	313,990,000	9.391	10.500
5/25/2008	305,719,000	9.708	10.500
6/25/2008	297,667,000	9.426	10.500

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	19.30	4.32	2.22	1.53	1.03
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Mar-08
A-2A	Avg Life	15.13	1.79	0.94	0.74	0.55
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
A-2B	Avg Life	25.17	6.31	3.00	2.07	1.53
	First Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
	Last Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
A-2C	Avg Life	28.58	12.66	6.71	4.12	2.22
	First Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Feb-08
M-1	Avg Life	26.76	8.98	5.09	5.25	3.76
	First Payment Date	Oct-28	Dec-09	May-09	Apr-10	Mar-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-2	Avg Life	26.76	8.98	4.99	4.69	4.16
	First Payment Date	Oct-28	Dec-09	Feb-09	Sep-09	Sep-09
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-3	Avg Life	26.76	8.98	4.94	4.44	3.95
	First Payment Date	Oct-28	Dec-09	Jan-09	Jul-09	May-09
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-4	Avg Life	26.76	8.98	4.91	4.32	3.72
	First Payment Date	Oct-28	Dec-09	Dec-08	Apr-09	Feb-09
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-5	Avg Life	26.76	8.98	4.89	4.23	3.56
	First Payment Date	Oct-28	Dec-09	Dec-08	Mar-09	Nov-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
M-6	Avg Life	26.76	8.98	4.87	4.17	3.45
	First Payment Date	Oct-28	Dec-09	Nov-08	Feb-09	Oct-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-7	Avg Life	26.76	8.98	4.87	4.12	3.37
	First Payment Date	Oct-28	Dec-09	Nov-08	Jan-09	Aug-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-8	Avg Life	26.76	8.98	4.85	4.08	3.31
	First Payment Date	Oct-28	Dec-09	Oct-08	Dec-08	Jul-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-9	Avg Life	26.76	8.98	4.85	4.06	3.26
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jul-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-10	Avg Life	26.76	8.98	4.85	4.04	3.23
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jun-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
B-1	Avg Life	26.76	8.98	4.84	4.01	3.21
	First Payment Date	Oct-28	Dec-09	Sep-08	Oct-08	May-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
B-2	Avg Life	26.74	8.92	4.79	3.96	3.14
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
B-3	Avg Life	26.38	7.86	4.21	3.49	2.79
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Jan-34	Jul-17	Dec-11	Jul-10	Mar-09

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	19.34	4.63	2.41	1.68	1.03
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Jun-35	Dec-31	Dec-21	Jun-18	Mar-08
A-2A	Avg Life	15.13	1.79	0.94	0.74	0.55
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
A-2B	Avg Life	25.17	6.31	3.00	2.07	1.53
	First Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
	Last Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
A-2C	Avg Life	28.86	15.02	8.19	5.29	2.22
	First Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
	Last Payment Date	Jun-35	Nov-31	Sep-21	May-18	Feb-08
M-1	Avg Life	26.86	9.85	5.64	5.70	5.77
	First Payment Date	Oct-28	Dec-09	May-09	Apr-10	Mar-08
	Last Payment Date	May-35	Oct-29	Nov-19	Oct-16	Feb-15
M-2	Avg Life	26.86	9.84	5.52	5.11	4.85
	First Payment Date	Oct-28	Dec-09	Feb-09	Sep-09	Sep-09
	Last Payment Date	May-35	Jan-29	Apr-19	Apr-16	Jun-13
M-3	Avg Life	26.86	9.82	5.45	4.85	4.25
	First Payment Date	Oct-28	Dec-09	Jan-09	Jul-09	May-09
	Last Payment Date	May-35	Apr-28	Sep-18	Oct-15	Feb-13
M-4	Avg Life	26.86	9.80	5.41	4.72	4.00
	First Payment Date	Oct-28	Dec-09	Dec-08	Apr-09	Feb-09
	Last Payment Date	Apr-35	Sep-27	Mar-18	Jun-15	Nov-12
M-5	Avg Life	26.86	9.77	5.37	4.61	3.83
	First Payment Date	Oct-28	Dec-09	Dec-08	Mar-09	Nov-08
	Last Payment Date	Apr-35	Feb-27	Oct-17	Feb-15	Aug-12

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.86	9.74	5.33	4.54	3.71
	First Payment Date	Oct-28	Dec-09	Nov-08	Feb-09	Oct-08
	Last Payment Date	Apr-35	Jun-26	May-17	Oct-14	May-12
M-7	Avg Life	26.86	9.70	5.30	4.46	3.62
	First Payment Date	Oct-28	Dec-09	Nov-08	Jan-09	Aug-08
	Last Payment Date	Mar-35	Sep-25	Nov-16	May-14	Jan-12
M-8	Avg Life	26.85	9.65	5.25	4.40	3.53
	First Payment Date	Oct-28	Dec-09	Oct-08	Dec-08	Jul-08
	Last Payment Date	Mar-35	Dec-24	May-16	Dec-13	Oct-11
M-9	Avg Life	26.85	9.58	5.20	4.34	3.46
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jul-08
	Last Payment Date	Feb-35	Feb-24	Oct-15	Jul-13	Jun-11
M-10	Avg Life	26.84	9.50	5.15	4.28	3.40
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jun-08
	Last Payment Date	Jan-35	Mar-23	Apr-15	Feb-13	Feb-11
B-1	Avg Life	26.83	9.38	5.07	4.20	3.34
	First Payment Date	Oct-28	Dec-09	Sep-08	Oct-08	May-08
	Last Payment Date	Dec-34	May-22	Sep-14	Sep-12	Nov-10
B-2	Avg Life	26.77	9.03	4.85	4.02	3.17
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Oct-34	Feb-21	Dec-13	Feb-12	May-10
B-3	Avg Life	26.38	7.86	4.21	3.49	2.79
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Jan-34	Jul-17	Dec-11	Jul-10	Mar-09

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	--
2	10/25/2005	10.50
3	11/25/2005	10.50
4	12/25/2005	10.50
5	1/25/2006	10.50
6	2/25/2006	10.50
7	3/25/2006	10.50
8	4/25/2006	10.50
9	5/25/2006	10.50
10	6/25/2006	10.50
11	7/25/2006	10.50
12	8/25/2006	10.50
13	9/25/2006	10.50
14	10/25/2006	10.50
15	11/25/2006	10.50
16	12/25/2006	10.50
17	1/25/2007	10.50
18	2/25/2007	10.50
19	3/25/2007	10.50
20	4/25/2007	10.50
21	5/25/2007	10.50
22	6/25/2007	10.50
23	7/25/2007	10.50
24	8/25/2007	10.50
25	9/25/2007	10.50
26	10/25/2007	10.50
27	11/25/2007	10.50
28	12/25/2007	10.50
29	1/25/2008	10.50
30	2/25/2008	10.50
31	3/25/2008	10.50
32	4/25/2008	10.50
33	5/25/2008	10.50
34	6/25/2008	10.50
35	7/25/2008	10.91
36	8/25/2008	10.55
37	9/25/2008	10.55
38	10/25/2008	10.89
39	11/25/2008	10.54
40	12/25/2008	10.91
41	1/25/2009	11.28
42	2/25/2009	11.27
43	3/25/2009	12.48
44	4/25/2009	11.26
45	5/25/2009	11.63
46	6/25/2009	11.25
47	7/25/2009	11.67
48	8/25/2009	11.29
49	9/25/2009	11.29
50	10/25/2009	11.66
51	11/25/2009	11.28
52	12/25/2009	11.65
53	1/25/2010	11.30
54	2/25/2010	11.29
55	3/25/2010	12.50
56	4/25/2010	11.28
57	5/25/2010	11.65
58	6/25/2010	11.27
59	7/25/2010	11.65
60	8/25/2010	11.27
61	9/25/2010	11.27
62	10/25/2010	11.64
63	11/25/2010	11.26
64	12/25/2010	11.63
65	1/25/2011	11.25
66	2/25/2011	11.25
67	3/25/2011	12.45
68	4/25/2011	11.24
69	5/25/2011	11.61
70	6/25/2011	11.23
71	7/25/2011	11.60
72	8/25/2011	11.22
73	9/25/2011	11.21
74	10/25/2011	11.58
75	11/25/2011	11.20
76	12/25/2011	11.57
77	1/25/2012	11.20
78	2/25/2012	11.19
79	3/25/2012	11.96
80	4/25/2012	11.18
81	5/25/2012	11.55
82	6/25/2012	11.17
83	7/25/2012	11.54
84	8/25/2012	11.16
85	9/25/2012	11.15
86	10/25/2012	11.52
87	11/25/2012	11.14

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	--
2	10/25/2005	10.50
3	11/25/2005	10.50
4	12/25/2005	10.50
5	1/25/2006	10.50
6	2/25/2006	10.50
7	3/25/2006	10.50
8	4/25/2006	10.50
9	5/25/2006	10.50
10	6/25/2006	10.50
11	7/25/2006	10.50
12	8/25/2006	10.50
13	9/25/2006	10.50
14	10/25/2006	10.50
15	11/25/2006	10.50
16	12/25/2006	10.50
17	1/25/2007	10.50
18	2/25/2007	10.50
19	3/25/2007	10.50
20	4/25/2007	10.50
21	5/25/2007	10.50
22	6/25/2007	10.50
23	7/25/2007	10.50
24	8/25/2007	10.50
25	9/25/2007	10.50
26	10/25/2007	10.50
27	11/25/2007	10.50
28	12/25/2007	10.50
29	1/25/2008	10.50
30	2/25/2008	10.50
31	3/25/2008	10.50
32	4/25/2008	10.50
33	5/25/2008	10.50
34	6/25/2008	10.50
35	7/25/2008	10.86
36	8/25/2008	10.51
37	9/25/2008	10.51
38	10/25/2008	10.85
39	11/25/2008	10.50
40	12/25/2008	10.88
41	1/25/2009	11.27
42	2/25/2009	11.26
43	3/25/2009	12.47
44	4/25/2009	11.26
45	5/25/2009	11.63

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	6/25/2009	11.26
47	7/25/2009	11.68
48	8/25/2009	11.30
49	9/25/2009	11.29
50	10/25/2009	11.67
51	11/25/2009	11.29
52	12/25/2009	11.66
53	1/25/2010	11.31
54	2/25/2010	11.31
55	3/25/2010	12.52
56	4/25/2010	11.30
57	5/25/2010	11.67
58	6/25/2010	11.30
59	7/25/2010	11.71
60	8/25/2010	11.33
61	9/25/2010	11.33
62	10/25/2010	11.70
63	11/25/2010	11.32
64	12/25/2010	11.69
65	1/25/2011	11.33
66	2/25/2011	11.32
67	3/25/2011	12.53
68	4/25/2011	11.32
69	5/25/2011	11.69
70	6/25/2011	11.31
71	7/25/2011	11.70
72	8/25/2011	11.31
73	9/25/2011	11.31
74	10/25/2011	11.68
75	11/25/2011	11.30
76	12/25/2011	11.68
77	1/25/2012	11.31
78	2/25/2012	11.30
79	3/25/2012	12.08
80	4/25/2012	11.29
81	5/25/2012	11.67
82	6/25/2012	11.29
83	7/25/2012	11.66
84	8/25/2012	11.28
85	9/25/2012	11.28
86	10/25/2012	11.65
87	11/25/2012	11.27

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	--
2	10/25/2005	10.50
3	11/25/2005	10.50
4	12/25/2005	10.50
5	1/25/2006	10.50
6	2/25/2006	10.50
7	3/25/2006	10.50
8	4/25/2006	10.50
9	5/25/2006	10.50
10	6/25/2006	10.50
11	7/25/2006	10.50
12	8/25/2006	10.50
13	9/25/2006	10.50
14	10/25/2006	10.50
15	11/25/2006	10.50
16	12/25/2006	10.50
17	1/25/2007	10.50
18	2/25/2007	10.50
19	3/25/2007	10.50
20	4/25/2007	10.50
21	5/25/2007	10.50
22	6/25/2007	10.50
23	7/25/2007	10.50
24	8/25/2007	10.50
25	9/25/2007	10.50
26	10/25/2007	10.50
27	11/25/2007	10.50
28	12/25/2007	10.50
29	1/25/2008	10.50
30	2/25/2008	10.50
31	3/25/2008	10.50
32	4/25/2008	10.50
33	5/25/2008	10.50
34	6/25/2008	10.50
35	7/25/2008	10.88
36	8/25/2008	10.53
37	9/25/2008	10.53
38	10/25/2008	10.87
39	11/25/2008	10.52
40	12/25/2008	10.89
41	1/25/2009	11.27
42	2/25/2009	11.27
43	3/25/2009	12.47
44	4/25/2009	11.26
45	5/25/2009	11.63

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	6/25/2009	11.26
47	7/25/2009	11.67
48	8/25/2009	11.29
49	9/25/2009	11.29
50	10/25/2009	11.66
51	11/25/2009	11.28
52	12/25/2009	11.65
53	1/25/2010	11.30
54	2/25/2010	11.30
55	3/25/2010	12.51
56	4/25/2010	11.29
57	5/25/2010	11.66
58	6/25/2010	11.29
59	7/25/2010	11.68
60	8/25/2010	11.30
61	9/25/2010	11.30
62	10/25/2010	11.67
63	11/25/2010	11.29
64	12/25/2010	11.66
65	1/25/2011	11.29
66	2/25/2011	11.28
67	3/25/2011	12.49
68	4/25/2011	11.28
69	5/25/2011	11.65
70	6/25/2011	11.27
71	7/25/2011	11.65
72	8/25/2011	11.27
73	9/25/2011	11.26
74	10/25/2011	11.63
75	11/25/2011	11.25
76	12/25/2011	11.62
77	1/25/2012	11.25
78	2/25/2012	11.25
79	3/25/2012	12.02
80	4/25/2012	11.24
81	5/25/2012	11.61
82	6/25/2012	11.23
83	7/25/2012	11.60
84	8/25/2012	11.22
85	9/25/2012	11.21
86	10/25/2012	11.58
87	11/25/2012	11.20

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	317	3.5338	3.9506	317	45	494	4.6094	4.6910	441
2	278	3.7239	4.0812	259	46	481	4.6155	4.7071	424
3	264	3.8634	4.1702	232	47	495	4.6221	4.7230	447
4	277	3.9822	4.2579	234	48	481	4.6331	4.7417	428
5	264	4.1617	4.3214	203	49	482	4.6919	4.7574	423
6	263	4.2782	4.3690	191	50	496	4.6999	4.7633	440
7	302	4.2481	4.4049	236	51	482	4.7070	4.7711	422
8	262	4.2921	4.4188	189	52	496	4.7134	4.7772	439
9	275	4.3752	4.4306	195	53	482	4.7210	4.7842	425
10	261	4.3328	4.4335	184	54	482	4.7277	4.7914	424
11	273	4.4573	4.4491	186	55	524	4.7329	4.7968	477
12	259	4.4838	4.4479	168	56	482	4.7410	4.7911	423
13	259	4.3363	4.4476	182	57	496	4.7465	4.7837	441
14	271	4.3648	4.4742	193	58	483	4.7526	4.7772	423
15	257	4.3912	4.5002	175	59	499	4.7595	4.7692	441
16	270	4.4192	4.5271	187	60	485	4.7580	4.7606	423
17	255	4.4469	4.5551	169	61	485	4.6965	4.7528	430
18	254	4.4748	4.5804	165	62	499	4.7003	4.7553	447
19	294	4.4999	4.6065	207	63	485	4.7040	4.7591	429
20	252	4.5260	4.6023	159	64	499	4.7071	4.7620	447
21	265	4.5498	4.5962	172	65	486	4.7108	4.7655	430
22	255	4.5762	4.5876	158	66	487	4.7141	4.7689	430
23	455	4.6018	4.5753	350	67	528	4.7162	4.7712	482
24	440	4.6253	4.5624	329	68	487	4.7205	4.7813	430
25	439	4.4754	4.5465	343	69	501	4.7229	4.7875	447
26	451	4.4864	4.5568	358	70	488	4.7259	4.7953	430
27	436	4.4984	4.5676	339	71	502	4.7290	4.8035	450
28	449	4.5089	4.5787	355	72	489	4.7333	4.8111	433
29	472	4.5192	4.5888	420	73	489	4.7638	4.8184	430
30	471	4.5304	4.5989	417	74	503	4.7657	4.8207	448
31	498	4.5400	4.6095	449	75	490	4.7685	4.8234	431
32	468	4.5503	4.6125	412	76	504	4.7717	4.8256	449
33	481	4.5609	4.6145	428	77	491	4.7741	4.8285	433
34	466	4.5708	4.6166	408	78	492	4.7765	4.8303	434
35	487	4.5796	4.6174	434	79	519	4.7789	4.8325	469
36	472	4.5898	4.6192	414	80	493	4.7813	4.8333	434
37	470	4.5566	4.6187	416	81	507	4.7830	4.8330	452
38	487	4.5632	4.6243	435	82	494	4.7858	4.8338	435
39	476	4.5705	4.6314	420	83	508	4.7875	4.8326	453
40	492	4.5771	4.6382	438	84	495	4.7893	4.8325	436
41	480	4.5849	4.6446	426	85	496	4.7800	4.8323	438
42	480	4.5912	4.6514	425	86	510	4.7809	4.8323	456
43	522	4.5962	4.6569	477	87	497	4.7832	4.8338	439
44	480	4.6031	4.6738	424					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*

Number of Mortgage Loans:	7,221	Index Type:	
Aggregate Principal Balance:	$1,440,419,958	6 Month LIBOR:	82.19%
Conforming Principal Balance Loans:	$950,573,636	Fixed Rate:	17.81%
Average Principal Balance:	$199,477	W.A. Initial Periodic Cap:	2.597%
Range:	$4,530 - $1,000,000	W.A. Subsequent Periodic Cap:	1.433%
W.A. Coupon:	7.232%	W.A. Lifetime Rate Cap:	6.475%
Range:	4.875% - 13.500%	Property Type:	
W.A. Gross Margin:	6.182%	Single Family:	80.54%
Range:	2.250% - 8.500%	2-4 Family:	11.18%
W.A. Remaining Term:	355 months	Condo:	6.76%
Range:	58 months - 360 months	PUD:	1.52%
W.A. Seasoning:	1 month		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	93.43%
California:	34.55%	Investment:	5.72%
Florida:	10.96%	Second Home:	0.85%
New York:	10.42%	Documentation Status:	
New Jersey:	6.71%	Full:	58.08%
Maryland:	4.49%	Stated:	37.08%
W.A. Original Combined LTV:	81.85%	Limited:	3.70%
Range:	12.50% - 100.00%	None:	1.14%
First Liens:	93.78%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	6.22%	Loans with Prepay Penalties:	80.40%
Non-Balloon Loans:	98.91%	Interest Only Loans	29.22%
Non-Zero W.A. FICO Score:	632	Loans with Primary Mortgage Insurance:	0.06%

* Collateral Information as of July 1, 2005 Statistical Cut-Off Date.

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	6,267	1,243,205,833	86.31	7.215	630	82.10
Other	954	197,214,125	13.69	7.338	640	80.27
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	21	205,781	0.01	11.877	630	94.56
Fixed - 10 Year	167	1,970,529	0.14	11.469	619	95.11
Fixed - 15 Year	122	7,690,766	0.53	8.116	635	75.54
Fixed - 20 Year	149	5,266,781	0.37	9.104	639	94.92
Fixed - 30 Year	1,743	225,655,863	15.67	7.831	644	84.28
Balloon - 15/30	240	15,748,539	1.09	10.664	674	98.73
ARM - 6 Month IO	8	2,384,400	0.17	5.911	677	79.31
ARM - 2 Year/6 Month	3,188	731,266,949	50.77	7.366	617	81.27
ARM - 2 Year/6 Month IO	1,330	384,447,916	26.69	6.504	649	81.04
ARM - 3 Year/6 Month	93	21,550,395	1.50	7.038	617	77.95
ARM - 3 Year/6 Month IO	107	30,209,328	2.10	6.539	655	81.69
ARM - 5 Year/6 Month	39	10,120,267	0.70	6.900	629	80.40
ARM - 5 Year/6 Month IO	14	3,902,444	0.27	6.768	662	78.14
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	964	26,387,380	1.83	10.299	638	98.97
50,000.01 - 100,000.00	1,160	87,768,441	6.09	8.897	634	88.07
100,000.01 - 150,000.00	1,210	150,313,570	10.44	7.829	623	82.99
150,000.01 - 200,000.00	1,052	184,030,729	12.78	7.259	621	80.16
200,000.01 - 250,000.00	725	163,173,382	11.33	7.110	623	79.76
250,000.01 - 300,000.00	542	149,625,082	10.39	7.101	628	80.30
300,000.01 - 350,000.00	461	149,729,446	10.39	6.839	630	81.34
350,000.01 - 400,000.00	327	122,381,433	8.50	6.807	641	81.46
400,000.01 - 450,000.00	253	107,314,240	7.45	6.776	643	81.57
450,000.01 - 500,000.00	178	84,884,492	5.89	6.768	647	80.82
500,000.01 - 550,000.00	116	60,749,957	4.22	6.797	639	81.67
550,000.01 - 600,000.00	79	45,545,377	3.16	6.777	638	81.72
600,000.01 - 650,000.00	46	28,834,517	2.00	6.876	634	81.77
650,000.01 - 700,000.00	40	27,059,124	1.88	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	2.25	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.33	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	0.75	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	0.12	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.06	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.14	6.075	644	77.04
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	964	26,387,380	1.83	10.299	638	98.97
50,000.01 - 100,000.00	1,161	87,868,337	6.10	8.896	634	88.07
100,000.01 - 150,000.00	1,209	150,213,674	10.43	7.829	623	82.98
150,000.01 - 200,000.00	1,052	184,030,729	12.78	7.259	621	80.16
200,000.01 - 250,000.00	725	163,173,382	11.33	7.110	623	79.76
250,000.01 - 300,000.00	542	149,625,082	10.39	7.101	628	80.30
300,000.01 - 350,000.00	462	150,074,376	10.42	6.839	630	81.36
350,000.01 - 400,000.00	327	122,436,439	8.50	6.808	641	81.43
400,000.01 - 450,000.00	252	106,914,305	7.42	6.775	643	81.57
450,000.01 - 500,000.00	178	84,884,492	5.89	6.768	647	80.82
500,000.01 - 550,000.00	116	60,749,957	4.22	6.797	639	81.67
550,000.01 - 600,000.00	79	45,545,377	3.16	6.777	638	81.72
600,000.01 - 650,000.00	46	28,834,517	2.00	6.876	634	81.77
650,000.01 - 700,000.00	40	27,059,124	1.88	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	2.25	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.33	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	0.75	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	0.12	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.06	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.14	6.075	644	77.04
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	21	205,781	0.01	11.877	630	94.56
61 - 120	167	1,970,529	0.14	11.469	619	95.11
121 - 180	362	23,439,304	1.63	9.828	661	91.12
181 - 240	149	5,266,781	0.37	9.104	639	94.92
301 - 360	6,522	1,409,537,563	97.86	7.175	631	81.63
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	3	988,100	0.07	4.938	714	78.39
5.000 - 5.499	73	25,310,974	1.76	5.321	673	78.63
5.500 - 5.999	403	129,840,453	9.01	5.806	660	78.89
6.000 - 6.499	807	227,064,872	15.76	6.265	653	78.99
6.500 - 6.999	1,309	362,924,377	25.20	6.758	640	80.22
7.000 - 7.499	879	208,419,773	14.47	7.234	623	82.15
7.500 - 7.999	1,027	216,374,385	15.02	7.737	615	82.70
8.000 - 8.499	450	84,606,165	5.87	8.220	601	84.54
8.500 - 8.999	574	77,651,117	5.39	8.737	590	83.88
9.000 - 9.499	234	22,840,857	1.59	9.217	605	88.04
9.500 - 9.999	413	30,632,583	2.13	9.773	628	91.43
10.000 - 10.499	291	18,444,702	1.28	10.257	625	93.87
10.500 - 10.999	318	18,069,007	1.25	10.736	625	95.02
11.000 - 11.499	175	9,411,802	0.65	11.192	607	93.66
11.500 - 11.999	122	5,083,264	0.35	11.703	614	90.07
12.000 - 12.499	99	1,492,893	0.10	12.153	634	93.80
12.500 - 12.999	32	798,519	0.06	12.583	613	97.70
13.000 - 13.499	8	323,323	0.02	13.053	595	83.95
13.500 - 13.999	4	142,791	0.01	13.500	632	99.58
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	109	17,484,888	1.21	7.161	611	41.20
50.01 - 55.00	54	11,079,026	0.77	7.207	589	53.09
55.01 - 60.00	86	18,152,354	1.26	7.140	602	57.96
60.01 - 65.00	170	38,272,536	2.66	7.310	599	63.70
65.01 - 70.00	205	49,124,360	3.41	7.480	599	68.79
70.01 - 75.00	311	76,530,474	5.31	7.362	601	73.75
75.01 - 80.00	2,773	706,821,065	49.07	6.793	644	79.82
80.01 - 85.00	454	114,016,346	7.92	7.067	608	84.52
85.01 - 90.00	1,166	261,535,833	18.16	7.350	623	89.79
90.01 - 95.00	352	36,742,797	2.55	7.891	640	94.78
95.01 - 100.00	1,541	110,660,278	7.68	9.508	657	99.92
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	185	37,390,161	2.60	8.703	513	72.37
525 - 549	298	64,805,125	4.50	8.131	537	75.90
550 - 574	576	111,876,331	7.77	7.730	561	80.80
575 - 599	1,002	185,185,383	12.86	7.397	588	81.84
600 - 624	1,206	237,041,342	16.46	7.145	612	82.31
625 - 649	1,533	292,133,577	20.28	7.147	637	82.64
650 - 674	1,096	218,553,223	15.17	6.988	661	82.96
675 - 699	617	132,282,163	9.18	6.911	685	82.64
700 - 724	336	80,552,872	5.59	6.866	711	82.73
725 - 749	195	41,666,700	2.89	6.925	736	84.01
750 - 774	112	24,953,763	1.73	6.816	761	82.82
775 - 799	52	11,353,136	0.79	6.816	786	82.30
800 - 824	13	2,626,183	0.18	6.695	805	76.81
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,824	497,652,646	34.55	6.954	639	80.39
Florida	961	157,862,039	10.96	7.550	626	82.36
New York	505	150,159,746	10.42	7.027	642	81.55
New Jersey	378	96,625,298	6.71	7.323	625	81.39
Maryland	320	64,680,723	4.49	7.430	622	82.51
Illinois	458	61,900,921	4.30	7.586	629	84.43
Virginia	225	48,709,408	3.38	7.184	628	81.90
Georgia	346	41,851,732	2.91	7.638	622	85.28
Massachusetts	142	37,530,489	2.61	7.077	630	80.32
Nevada	157	27,529,207	1.91	7.265	624	82.39
Colorado	209	25,803,512	1.79	7.198	637	84.10
Connecticut	110	21,461,763	1.49	7.486	610	82.98
Arizona	139	20,007,471	1.39	7.465	633	82.94
Hawaii	66	19,330,328	1.34	7.087	656	82.80
Minnesota	138	18,086,700	1.26	7.380	623	83.80
Michigan	166	16,316,935	1.13	7.912	623	84.85
Washington	87	14,435,537	1.00	7.239	639	83.19
Texas	119	12,492,016	0.87	7.752	616	85.25
North Carolina	98	10,438,020	0.72	7.674	611	85.89
District of Columbia	40	10,125,583	0.70	7.229	617	76.09
Ohio	103	9,781,936	0.68	7.518	630	85.89
Oregon	61	8,676,694	0.60	7.167	638	81.43
Pennsylvania	72	8,316,793	0.58	8.040	604	84.45
Wisconsin	74	7,868,973	0.55	7.777	628	85.04
Rhode Island	38	7,750,383	0.54	7.471	610	81.18

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	57	5,892,306	0.41	8.099	597	85.30
South Carolina	35	4,864,724	0.34	7.428	609	85.46
Indiana	40	4,162,873	0.29	7.894	622	86.19
Tennessee	42	3,941,195	0.27	7.666	612	84.69
New Hampshire	21	3,853,623	0.27	7.669	608	80.54
Utah	37	3,764,223	0.26	7.352	634	84.55
New Mexico	28	3,427,002	0.24	7.515	628	83.65
Delaware	15	3,009,905	0.21	7.395	611	82.85
Idaho	26	2,722,654	0.19	7.501	639	83.21
Kansas	12	1,870,493	0.13	7.303	591	81.59
Kentucky	17	1,402,581	0.10	7.921	626	85.78
Maine	10	1,368,808	0.10	7.419	608	81.85
Iowa	12	1,143,492	0.08	7.290	644	86.81
West Virginia	6	940,994	0.07	7.989	589	85.52
Oklahoma	12	940,589	0.07	8.219	602	84.23
Vermont	4	762,434	0.05	7.094	617	79.68
Arkansas	7	554,276	0.04	8.180	610	86.79
Nebraska	3	279,529	0.02	8.021	658	82.80
Louisiana	1	123,406	0.01	7.375	654	95.00
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	6,666	1,345,811,810	93.43	7.197	631	81.78
Investment	501	82,374,641	5.72	7.814	647	82.46
Second Home	54	12,233,507	0.85	7.170	652	85.60
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,634	836,592,911	58.08	7.051	625	82.85
Stated Documentation	2,306	534,079,804	37.08	7.505	643	80.38
Limited Documentation	215	53,335,725	3.70	7.260	616	82.45
No Documentation	66	16,411,518	1.14	7.463	666	77.39
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,039	715,457,543	49.67	7.306	649	83.98
Refinance - Cashout	3,121	715,029,424	49.64	7.161	615	79.76
Refinance - Rate Term	61	9,932,991	0.69	6.984	633	79.17
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	5,933	1,160,165,589	80.54	7.227	629	81.87
2-4 Family	609	160,985,693	11.18	7.163	644	81.35
Condo	579	97,342,841	6.76	7.336	642	82.15
PUD	100	21,925,835	1.52	7.506	644	83.55
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	5	1,394,400	0.12	6.070	693	80.00
November 2005	2	714,000	0.06	5.660	651	77.69
December 2005	1	276,000	0.02	5.750	666	80.00
August 2006	2	160,889	0.01	7.541	548	87.78
September 2006	6	523,916	0.04	8.414	560	84.39
February 2007	17	4,166,622	0.35	8.117	605	83.36
March 2007	15	4,863,104	0.41	6.987	604	82.67
April 2007	127	31,057,119	2.62	7.305	614	81.89
May 2007	777	208,343,610	17.60	6.802	632	80.26
June 2007	3,554	860,888,592	72.72	7.119	628	81.37
July 2007	20	5,711,013	0.48	7.068	626	81.42
March 2008	1	199,660	0.02	10.250	504	62.50
April 2008	6	1,852,938	0.16	6.317	667	82.37
May 2008	47	12,963,886	1.10	6.807	623	79.35
June 2008	144	36,042,240	3.04	6.736	643	80.65
July 2008	2	701,000	0.06	6.305	695	67.12
April 2010	1	326,400	0.03	5.875	676	80.00
May 2010	7	2,141,097	0.18	7.205	654	79.63
June 2010	45	11,555,214	0.98	6.828	634	79.79
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	12	3,542,601	0.30	6.299	695	78.13
2.500 - 2.999	24	7,830,783	0.66	6.349	681	76.84
3.000 - 3.499	2	612,000	0.05	5.558	684	80.00
3.500 - 3.999	2	858,845	0.07	5.152	631	74.15
4.000 - 4.499	6	1,922,898	0.16	5.745	613	79.13
4.500 - 4.999	123	43,040,154	3.64	5.484	663	79.08
5.000 - 5.499	428	131,513,690	11.11	5.966	659	79.75
5.500 - 5.999	1,020	282,965,310	23.90	6.593	645	80.24
6.000 - 6.499	882	239,280,041	20.21	6.907	632	80.89
6.500 - 6.999	2,252	466,508,948	39.41	7.861	605	82.48
7.000 - 7.499	13	2,986,514	0.25	8.157	585	78.41
7.500 - 7.999	12	2,367,021	0.20	8.842	568	84.16
8.000 - 8.499	2	245,090	0.02	8.098	586	81.46
8.500 - 8.999	1	207,805	0.02	9.750	549	65.00
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	7	2,088,616	0.18	5.620	698	76.05
11.000 - 11.499	29	10,079,218	0.85	5.368	669	77.99
11.500 - 11.999	161	51,889,648	4.38	5.810	658	79.26
12.000 - 12.499	357	105,197,129	8.89	6.121	657	79.27
12.500 - 12.999	802	237,827,174	20.09	6.467	646	80.30
13.000 - 13.499	736	191,633,156	16.19	6.765	639	81.33
13.500 - 13.999	1,010	253,443,000	21.41	7.179	628	81.78
14.000 - 14.499	594	130,885,143	11.06	7.571	609	83.42
14.500 - 14.999	584	115,372,652	9.75	8.037	598	82.85
15.000 - 15.499	185	35,946,362	3.04	8.362	591	83.27
15.500 - 15.999	175	28,595,423	2.42	8.837	571	78.48
16.000 - 16.499	59	8,083,202	0.68	9.380	558	78.37
16.500 - 16.999	47	7,128,653	0.60	9.970	540	71.46
17.000 - 17.499	13	2,518,289	0.21	10.517	517	66.61
17.500 - 17.999	9	1,380,392	0.12	11.170	545	67.19
18.000 - 18.499	6	1,007,610	0.09	11.204	523	68.33
18.500 - 18.999	3	583,818	0.05	11.609	539	58.93
19.000 - 19.499	1	97,445	0.01	12.050	533	65.00
20.000 - 20.499	1	124,770	0.01	13.000	519	65.00
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	3	988,100	0.08	4.938	714	78.39
5.000 - 5.499	73	25,310,974	2.14	5.321	673	78.63
5.500 - 5.999	389	126,530,261	10.69	5.805	659	79.35
6.000 - 6.499	644	182,054,979	15.38	6.264	653	79.84
6.500 - 6.999	1,091	307,374,924	25.96	6.756	639	80.76
7.000 - 7.499	769	185,829,416	15.70	7.235	621	82.33
7.500 - 7.999	888	190,953,801	16.13	7.738	613	82.99
8.000 - 8.499	375	74,385,046	6.28	8.219	597	84.61
8.500 - 8.999	344	60,945,496	5.15	8.722	572	81.02
9.000 - 9.499	80	12,010,214	1.01	9.200	566	80.96
9.500 - 9.999	66	8,930,903	0.75	9.735	550	73.00
10.000 - 10.499	24	3,300,707	0.28	10.242	530	68.07
10.500 - 10.999	15	2,337,577	0.20	10.746	538	68.16
11.000 - 11.499	10	1,628,749	0.14	11.212	527	68.33
11.500 - 11.999	6	1,078,338	0.09	11.781	537	59.63
12.000 - 12.499	1	97,445	0.01	12.050	533	65.00
13.000 - 13.499	1	124,770	0.01	13.000	519	65.00
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	10	2,534,827	0.21	6.045	670	79.75
1.500	5	471,094	0.04	8.113	553	84.02
2.000	2,008	477,783,026	40.36	7.144	628	81.88
3.000	2,747	700,092,929	59.14	6.990	629	80.62
5.000	9	2,999,824	0.25	6.662	666	78.84
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	596	158,819,155	13.42	7.020	634	79.29
1.500	4,182	1,024,670,624	86.55	7.055	628	81.41
2.000	1	391,920	0.03	7.000	687	79.98
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	179,826	0.02	7.250	582	87.93
5.000 - 5.499	13	4,290,153	0.36	6.540	670	77.19
5.500 - 5.999	1	312,000	0.03	5.800	605	80.00
6.000 - 6.499	2,481	612,186,344	51.71	7.117	629	81.31
6.500 - 6.999	7	621,521	0.05	8.129	552	84.69
7.000 - 7.499	2,276	566,291,856	47.83	6.981	628	80.95
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,588	282,331,126	19.60	7.531	633	82.80
12	900	201,068,179	13.96	7.303	636	82.06
24	3,838	782,109,264	54.30	7.154	630	81.96
30	1	237,823	0.02	7.500	537	85.00
36	892	174,393,654	12.11	7.014	635	79.57
60	2	279,912	0.02	7.249	648	82.85
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL*

Number of Mortgage Loans:	4,669	Index Type:	
Aggregate Principal Balance:	$727,293,483	6 Month LIBOR:	80.46%
Conforming Principal Balance Loans:	$727,293,483	Fixed Rate:	19.54%
Average Principal Balance:	$155,771	W.A. Initial Periodic Cap:	2.580%
Range:	$4,530 - $637,012	W.A. Subsequent Periodic Cap:	1.451%
W.A. Coupon:	7.346%	W.A. Lifetime Rate Cap:	6.500%
Range:	4.875% - 13.500%	Property Type:	
W.A. Gross Margin:	6.336%	Single Family:	78.47%
Range:	2.250% - 8.500%	2-4 Family:	13.43%
W.A. Remaining Term:	356 months	Condo:	7.43%
Range:	58 months - 360 months	PUD:	0.66%
W.A. Seasoning:	1 months		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	89.67%
California:	21.44%	Investment:	9.29%
Florida:	11.81%	Second Home:	1.05%
New York:	9.07%	Documentation Status:	
New Jersey:	8.08%	Full:	68.40%
Illinois:	6.33%	Stated:	27.55%
W.A. Original Combined LTV:	80.84%	Limited:	3.43%
Range:	12.50% - 100.00%	None:	0.62%
First Liens:	95.98%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	4.02%	Loans with Prepay Penalties:	78.61%
Non-Balloon Loans:	99.64%	Interest Only Loans:	21.64%
Non-Zero W.A. FICO Score:	619	Loans with Primary Mortgage Insurance:	0.04%

* Collateral Information as of July 1, 2005 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	4,250	657,167,125	90.36	7.351	620	81.27
Other	419	70,126,358	9.64	7.300	612	76.77
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	16	134,854	0.02	11.871	617	94.61
Fixed - 10 Year	142	1,463,849	0.20	11.673	619	95.65
Fixed - 15 Year	80	3,430,784	0.47	8.088	627	77.12
Fixed - 20 Year	127	3,973,056	0.55	9.027	644	94.50
Fixed - 30 Year	1,074	130,453,320	17.94	7.504	637	80.46
Balloon - 15/30	66	2,629,685	0.36	10.766	646	96.42
ARM - 6 Month IO	2	706,000	0.10	6.135	680	77.66
ARM - 2 Year/6 Month	2,302	411,166,703	56.53	7.538	605	80.71
ARM - 2 Year/6 Month IO	716	144,378,175	19.85	6.575	639	81.25
ARM - 3 Year/6 Month	70	13,764,792	1.89	7.153	611	76.03
ARM - 3 Year/6 Month IO	55	11,727,035	1.61	6.589	641	81.30
ARM - 5 Year/6 Month	16	2,877,731	0.40	7.066	637	81.89
ARM - 5 Year/6 Month IO	3	587,500	0.08	6.921	645	79.93
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	757	19,741,217	2.71	10.269	635	98.94
50,000.01 - 100,000.00	711	54,546,648	7.50	8.280	620	81.81
100,000.01 - 150,000.00	966	120,255,091	16.53	7.539	616	80.70
150,000.01 - 200,000.00	868	151,508,576	20.83	7.202	616	79.29
200,000.01 - 250,000.00	545	122,684,718	16.87	7.164	614	79.24
250,000.01 - 300,000.00	371	102,104,602	14.04	7.163	617	79.80
300,000.01 - 350,000.00	323	104,940,723	14.43	6.894	621	81.39
350,000.01 - 400,000.00	71	26,192,123	3.60	6.876	638	81.84
400,000.01 - 450,000.00	38	16,014,242	2.20	6.894	640	83.94
450,000.01 - 500,000.00	15	7,075,165	0.97	7.046	644	83.03
500,000.01 - 550,000.00	2	1,024,200	0.14	7.321	682	82.47
550,000.01 - 600,000.00	1	569,166	0.08	7.590	577	75.00
600,000.01 - 650,000.00	1	637,012	0.09	7.350	649	75.00
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	757	19,741,217	2.71	10.269	635	98.94
50,000.01 - 100,000.00	712	54,646,544	7.51	8.279	620	81.82
100,000.01 - 150,000.00	965	120,155,195	16.52	7.538	616	80.70
150,000.01 - 200,000.00	868	151,508,576	20.83	7.202	616	79.29
200,000.01 - 250,000.00	545	122,684,718	16.87	7.164	614	79.24
250,000.01 - 300,000.00	371	102,104,602	14.04	7.163	617	79.80
300,000.01 - 350,000.00	323	104,940,723	14.43	6.894	621	81.39
350,000.01 - 400,000.00	71	26,192,123	3.60	6.876	638	81.84
400,000.01 - 450,000.00	38	16,014,242	2.20	6.894	640	83.94
450,000.01 - 500,000.00	15	7,075,165	0.97	7.046	644	83.03
500,000.01 - 550,000.00	2	1,024,200	0.14	7.321	682	82.47
550,000.01 - 600,000.00	1	569,166	0.08	7.590	577	75.00
600,000.01 - 650,000.00	1	637,012	0.09	7.350	649	75.00
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	16	134,854	0.02	11.871	617	94.61
61 - 120	142	1,463,849	0.20	11.673	619	95.65
121 - 180	146	6,060,470	0.83	9.250	635	85.50
181 - 240	127	3,973,056	0.55	9.027	644	94.50
301 - 360	4,238	715,661,255	98.40	7.311	619	80.69
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	1	181,700	0.02	4.875	657	71.25
5.000 - 5.499	34	9,062,677	1.25	5.323	660	76.17
5.500 - 5.999	202	48,001,047	6.60	5.816	654	78.27
6.000 - 6.499	513	110,455,265	15.19	6.265	651	77.42
6.500 - 6.999	788	161,341,862	22.18	6.764	627	79.33
7.000 - 7.499	596	106,646,381	14.66	7.244	617	81.87
7.500 - 7.999	777	131,080,320	18.02	7.741	606	82.36
8.000 - 8.499	354	56,239,028	7.73	8.221	595	83.75
8.500 - 8.999	426	53,325,976	7.33	8.731	580	81.94
9.000 - 9.499	149	13,687,377	1.88	9.204	579	83.05
9.500 - 9.999	201	13,266,940	1.82	9.749	589	84.35
10.000 - 10.499	169	8,400,156	1.15	10.267	601	88.91
10.500 - 10.999	173	7,420,589	1.02	10.733	593	89.66
11.000 - 11.499	100	4,135,134	0.57	11.201	578	87.69
11.500 - 11.999	78	2,503,439	0.34	11.705	580	81.05
12.000 - 12.499	78	918,954	0.13	12.163	623	91.80
12.500 - 12.999	21	283,682	0.04	12.649	614	95.93
13.000 - 13.499	7	300,416	0.04	13.038	593	83.49
13.500 - 13.999	2	42,541	0.01	13.500	640	98.60
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	104	16,347,263	2.25	7.179	612	41.17
50.01 - 55.00	50	9,413,063	1.29	7.172	589	52.94
55.01 - 60.00	71	12,010,510	1.65	7.358	591	57.98
60.01 - 65.00	146	27,559,762	3.79	7.425	594	63.69
65.01 - 70.00	168	32,189,709	4.43	7.713	585	68.79
70.01 - 75.00	262	51,938,406	7.14	7.561	591	73.90
75.01 - 80.00	1,592	291,449,540	40.07	6.938	629	79.77
80.01 - 85.00	350	68,811,189	9.46	7.219	607	84.51
85.01 - 90.00	895	158,262,869	21.76	7.434	621	89.82
90.01 - 95.00	238	17,506,478	2.41	7.970	638	94.81
95.01 - 100.00	793	41,804,694	5.75	9.305	649	99.93
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	166	30,595,197	4.21	8.739	513	72.23
525 - 549	251	45,182,246	6.21	8.227	537	74.53
550 - 574	478	77,910,962	10.71	7.793	562	80.27
575 - 599	747	111,516,645	15.33	7.516	588	81.60
600 - 624	853	131,470,198	18.08	7.189	612	81.51
625 - 649	923	133,039,716	18.29	7.171	637	81.70
650 - 674	607	90,398,254	12.43	6.891	661	81.81
675 - 699	317	52,965,335	7.28	6.837	686	82.22
700 - 724	154	25,872,777	3.56	6.853	710	83.85
725 - 749	86	13,868,841	1.91	6.980	738	83.46
750 - 774	61	10,063,078	1.38	6.933	761	84.08
775 - 799	18	3,052,920	0.42	7.044	787	84.07
800 - 824	8	1,357,314	0.19	6.436	806	71.61
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	706	155,918,373	21.44	6.911	619	76.32
Florida	617	85,927,688	11.81	7.583	616	81.09
New York	260	65,970,026	9.07	7.044	625	78.83
New Jersey	267	58,744,215	8.08	7.429	618	80.56
Illinois	382	46,030,017	6.33	7.648	621	84.53
Maryland	254	42,954,900	5.91	7.547	611	82.07
Georgia	282	28,978,383	3.98	7.699	618	85.43
Virginia	150	24,133,941	3.32	7.381	615	80.70
Massachusetts	93	19,872,625	2.73	6.939	628	80.45
Colorado	176	19,642,252	2.70	7.168	630	83.91
Connecticut	99	16,639,335	2.29	7.627	606	82.60
Nevada	104	16,145,682	2.22	7.263	616	80.67
Michigan	151	14,083,183	1.94	7.877	620	85.08
Minnesota	119	13,570,520	1.87	7.492	625	83.67
Hawaii	51	13,288,728	1.83	7.037	654	82.23
Arizona	96	10,955,913	1.51	7.493	625	83.93
North Carolina	89	8,669,946	1.19	7.779	612	85.85
Washington	57	8,189,565	1.13	7.288	623	83.67
Ohio	89	7,515,659	1.03	7.675	620	86.51
Wisconsin	68	6,960,746	0.96	7.915	624	85.18
Pennsylvania	63	6,741,768	0.93	8.036	600	83.88
Rhode Island	31	5,982,245	0.82	7.486	608	80.38
Oregon	48	5,860,123	0.81	7.271	627	81.65
District of Columbia	28	5,671,621	0.78	7.375	611	71.01
Texas	67	4,876,264	0.67	8.354	604	86.11

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	47	4,076,548	0.56	8.114	602	85.69
Utah	33	3,246,315	0.45	7.524	625	84.64
South Carolina	28	3,151,323	0.43	7.472	618	84.99
New Hampshire	19	3,047,815	0.42	7.392	624	82.20
Tennessee	33	3,039,341	0.42	7.568	608	83.88
Indiana	31	3,007,171	0.41	7.950	618	87.27
Delaware	14	2,460,286	0.34	7.293	594	81.70
Idaho	23	2,332,246	0.32	7.446	646	82.42
New Mexico	21	2,232,664	0.31	7.667	638	82.94
Kentucky	17	1,402,581	0.19	7.921	626	85.78
Iowa	10	958,656	0.13	7.417	642	86.72
West Virginia	6	940,994	0.13	7.989	589	85.52
Maine	8	886,370	0.12	7.403	607	82.86
Kansas	9	876,757	0.12	7.892	588	86.55
Vermont	4	762,434	0.10	7.094	617	79.68
Oklahoma	9	646,780	0.09	8.215	618	83.04
Arkansas	6	498,548	0.07	7.866	612	85.32
Nebraska	3	279,529	0.04	8.021	658	82.80
Louisiana	1	123,406	0.02	7.375	654	95.00
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	4,158	652,132,172	89.67	7.293	616	80.68
Investment	467	67,537,752	9.29	7.867	643	82.09
Second Home	44	7,623,560	1.05	7.251	644	83.56
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	3,424	497,493,283	68.40	7.195	619	82.15
Stated Documentation	1,085	200,339,166	27.55	7.727	620	77.87
Limited Documentation	131	24,916,204	3.43	7.314	608	80.20
No Documentation	29	4,544,830	0.62	7.220	676	71.48
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,563	476,240,248	65.48	7.276	611	78.98
Purchase	2,048	242,601,076	33.36	7.492	635	84.55
Refinance - Rate Term	58	8,452,159	1.16	7.076	627	78.90
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,839	570,739,252	78.47	7.374	615	80.96
2-4 Family	422	97,659,978	13.43	7.187	635	79.61
Condo	377	54,063,566	7.43	7.308	634	81.60
PUD	31	4,830,687	0.66	7.703	617	82.97
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	1	380,000	0.06	6.250	708	80.00
November 2005	1	326,000	0.06	6.000	648	74.94
August 2006	2	160,889	0.03	7.541	548	87.78
September 2006	6	523,916	0.09	8.414	560	84.39
February 2007	14	2,862,828	0.49	8.349	609	80.02
March 2007	9	2,130,020	0.36	7.746	566	80.47
April 2007	89	16,267,032	2.78	7.607	590	79.83
May 2007	469	89,246,937	15.25	7.027	617	79.43
June 2007	2,423	443,332,255	75.76	7.318	615	81.18
July 2007	6	1,021,000	0.17	7.293	572	75.89
March 2008	1	199,660	0.03	10.250	504	62.50
April 2008	3	466,370	0.08	6.802	610	84.49
May 2008	29	6,425,770	1.10	6.757	612	76.96
June 2008	91	18,210,026	3.11	6.905	631	79.20
July 2008	1	190,000	0.03	7.125	625	59.38
May 2010	1	143,500	0.02	7.500	617	79.72
June 2010	18	3,321,731	0.57	7.021	639	81.64
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	4	959,998	0.16	6.327	672	73.10
2.500 - 2.999	7	1,712,700	0.29	6.078	678	70.55
4.000 - 4.499	2	440,222	0.08	6.487	586	73.44
4.500 - 4.999	59	15,515,781	2.65	5.492	652	77.73
5.000 - 5.499	217	50,314,622	8.60	5.947	655	79.16
5.500 - 5.999	589	119,026,299	20.34	6.614	634	79.46
6.000 - 6.499	546	108,057,456	18.46	6.938	618	80.70
6.500 - 6.999	1,724	286,508,165	48.96	7.991	597	81.85
7.000 - 7.499	8	1,421,724	0.24	8.290	568	80.22
7.500 - 7.999	6	971,567	0.17	8.760	548	77.84
8.000 - 8.499	1	71,595	0.01	7.125	539	85.00
8.500 - 8.999	1	207,805	0.04	9.750	549	65.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	366,700	0.06	5.379	647	66.94
11.000 - 11.499	14	3,457,443	0.59	5.486	657	72.10
11.500 - 11.999	77	18,908,358	3.23	5.827	653	78.49
12.000 - 12.499	193	43,267,122	7.39	6.119	651	77.88
12.500 - 12.999	418	89,775,283	15.34	6.478	632	79.68
13.000 - 13.499	461	88,203,199	15.07	6.779	631	81.38
13.500 - 13.999	664	124,165,965	21.22	7.239	615	81.69
14.000 - 14.499	438	73,882,578	12.63	7.631	607	82.88
14.500 - 14.999	456	75,543,445	12.91	8.035	592	82.66
15.000 - 15.499	152	25,657,438	4.38	8.376	585	82.87
15.500 - 15.999	163	23,930,448	4.09	8.853	568	77.36
16.000 - 16.499	55	7,032,744	1.20	9.394	558	77.66
16.500 - 16.999	41	6,000,366	1.03	9.989	539	71.29
17.000 - 17.499	11	1,946,267	0.33	10.525	521	65.62
17.500 - 17.999	8	1,256,937	0.21	11.196	544	67.41
18.000 - 18.499	6	1,007,610	0.17	11.204	523	68.33
18.500 - 18.999	3	583,818	0.10	11.609	539	58.93
19.000 - 19.499	1	97,445	0.02	12.050	533	65.00
20.000 - 20.499	1	124,770	0.02	13.000	519	65.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	1	181,700	0.03	4.875	657	71.25
5.000 - 5.499	34	9,062,677	1.55	5.323	660	76.17
5.500 - 5.999	191	45,643,129	7.80	5.811	654	79.05
6.000 - 6.499	384	80,024,506	13.67	6.263	649	78.91
6.500 - 6.999	618	127,474,414	21.78	6.761	624	80.21
7.000 - 7.499	504	90,499,384	15.46	7.246	614	82.32
7.500 - 7.999	659	112,518,140	19.23	7.746	603	82.84
8.000 - 8.499	303	50,645,991	8.65	8.221	593	83.91
8.500 - 8.999	287	44,296,436	7.57	8.727	569	80.00
9.000 - 9.499	71	9,641,361	1.65	9.200	561	80.00
9.500 - 9.999	59	7,403,062	1.27	9.728	551	73.53
10.000 - 10.499	22	2,783,923	0.48	10.236	533	67.11
10.500 - 10.999	14	2,214,122	0.38	10.737	536	68.33
11.000 - 11.499	9	1,518,536	0.26	11.206	528	68.21
11.500 - 11.999	6	1,078,338	0.18	11.781	537	59.63
12.000 - 12.499	1	97,445	0.02	12.050	533	65.00
13.000 - 13.499	1	124,770	0.02	13.000	519	65.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	4	856,427	0.15	6.494	657	79.27
1.500	5	471,094	0.08	8.113	553	84.02
2.000	1,363	243,922,833	41.68	7.333	617	81.59
3.000	1,791	339,645,581	58.04	7.223	613	80.13
5.000	1	312,000	0.05	6.625	642	80.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	296	57,789,244	9.87	7.237	603	77.53
1.500	2,868	527,418,691	90.13	7.271	616	81.09
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	179,826	0.03	7.250	582	87.93
5.000 - 5.499	3	682,638	0.12	6.286	636	67.42
6.000 - 6.499	1,580	290,269,518	49.60	7.316	614	80.86
6.500 - 6.999	7	621,521	0.11	8.129	552	84.69
7.000 - 7.499	1,573	293,454,433	50.15	7.221	616	80.65
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,111	155,595,973	21.39	7.599	622	82.45
12	582	98,468,475	13.54	7.407	624	80.96
24	2,337	369,538,754	50.81	7.305	614	80.91
30	1	237,823	0.03	7.500	537	85.00
36	638	103,452,459	14.22	7.054	629	78.02
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL*

Number of Mortgage Loans:	2,552	Index Type:	
Aggregate Principal Balance:	$713,126,475	6 Month LIBOR:	83.95%
Conforming Principal Balance Loans:	$223,280,153	Fixed Rate:	16.05%
Average Principal Balance:	$279,438	W.A. Initial Periodic Cap:	2.613%
Range:	$6,578 - $1,000,000	W.A. Subsequent Periodic Cap	1.416%
W.A. Coupon:	7.115%	W.A. Lifetime Rate Cap	6.450%
Range:	4.875% - 13.500%	Property Type	
W.A. Gross Margin:	6.031%	Single Family:	82.65%
Range:	2.250% - 8.000%	2-4 Family:	8.88%
W.A. Remaining Term:	354 months	Condo:	6.07%
Range:	59 months - 360 months	PUD:	2.40%
W.A. Seasoning:	1 month		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	97.27%
California:	47.92%	Investment:	2.08%
New York:	11.81%	Second Home:	0.65%
Florida	10.09%	Documentation Status:	
New Jersey:	5.31%	Full:	47.55%
Virginia:	3.45%	Stated:	46.80%
W.A. Original Combined LTV:	82.89%	Limited:	3.99%
Range:	33.33% - 100.00%	None:	1.66%
First Liens:	91.52%	Non-Zero W.A. Prepayment Penalty – Term (months):	23
Second Liens:	8.48%	Loans with Prepay Penalties:	82.23%
Non-Balloon Loans:	98.16%	Interest Only Loans	36.96%
Non-Zero W.A. FICO Score:	645	Loans with Primary Mortgage Insurance	0.07%

* Collateral Information as of July 1, 2005 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	2,017	586,038,708	82.18	7.062	642	83.03
Other	535	127,087,767	17.82	7.359	655	82.21
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	5	70,927	0.01	11.888	653	94.46
Fixed - 10 Year	25	506,681	0.07	10.879	620	93.57
Fixed - 15 Year	42	4,259,982	0.60	8.139	641	74.26
Fixed - 20 Year	22	1,293,725	0.18	9.342	624	96.24
Fixed - 30 Year	669	95,202,543	13.35	8.278	654	89.52
Balloon - 15/30	174	13,118,853	1.84	10.644	679	99.19
ARM - 6 Month IO	6	1,678,400	0.24	5.816	676	80.00
ARM - 2 Year/6 Month	886	320,100,247	44.89	7.144	632	82.00
ARM - 2 Year/6 Month IO	614	240,069,741	33.66	6.461	655	80.91
ARM - 3 Year/6 Month	23	7,785,603	1.09	6.833	628	81.36
ARM - 3 Year/6 Month IO	52	18,482,293	2.59	6.507	663	81.93
ARM - 5 Year/6 Month	23	7,242,536	1.02	6.834	626	79.81
ARM - 5 Year/6 Month IO	11	3,314,944	0.46	6.741	665	77.82
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	207	6,646,163	0.93	10.387	648	99.05
50,000.01 - 100,000.00	449	33,221,793	4.66	9.911	658	98.35
100,000.01 - 150,000.00	244	30,058,480	4.22	8.988	651	92.13
150,000.01 - 200,000.00	184	32,522,152	4.56	7.522	645	84.21
200,000.01 - 250,000.00	180	40,488,665	5.68	6.948	649	81.35
250,000.01 - 300,000.00	171	47,520,480	6.66	6.967	653	81.39
300,000.01 - 350,000.00	138	44,788,723	6.28	6.710	653	81.22
350,000.01 - 400,000.00	256	96,189,310	13.49	6.789	641	81.36
400,000.01 - 450,000.00	215	91,299,998	12.80	6.756	644	81.15
450,000.01 - 500,000.00	163	77,809,328	10.91	6.742	647	80.62
500,000.01 - 550,000.00	114	59,725,757	8.38	6.788	639	81.66
550,000.01 - 600,000.00	78	44,976,211	6.31	6.767	639	81.80
600,000.01 - 650,000.00	45	28,197,505	3.95	6.865	633	81.93
650,000.01 - 700,000.00	40	27,059,124	3.79	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	4.54	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.66	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	1.52	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	.25	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.13	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.28	6.075	644	77.04
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	207	6,646,163	0.93	10.387	648	99.05
50,000.01 - 100,000.00	449	33,221,793	4.66	9.911	658	98.35
100,000.01 - 150,000.00	244	30,058,480	4.22	8.988	651	92.13
150,000.01 - 200,000.00	184	32,522,152	4.56	7.522	645	84.21
200,000.01 - 250,000.00	180	40,488,665	5.68	6.948	649	81.35
250,000.01 - 300,000.00	171	47,520,480	6.66	6.967	653	81.39
300,000.01 - 350,000.00	139	45,133,653	6.33	6.711	653	81.29
350,000.01 - 400,000.00	256	96,244,315	13.50	6.790	641	81.32
400,000.01 - 450,000.00	214	90,900,063	12.75	6.754	644	81.16
450,000.01 - 500,000.00	163	77,809,328	10.91	6.742	647	80.62
500,000.01 - 550,000.00	114	59,725,757	8.38	6.788	639	81.66
550,000.01 - 600,000.00	78	44,976,211	6.31	6.767	639	81.80
600,000.01 - 650,000.00	45	28,197,505	3.95	6.865	633	81.93
650,000.01 - 700,000.00	40	27,059,124	3.79	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	4.54	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.66	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	1.52	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	0.25	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.13	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.28	6.075	644	77.04
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	5	70,927	0.01	11.888	653	94.46
61 - 120	25	506,681	0.07	10.879	620	93.57
121 - 180	216	17,378,835	2.44	10.030	670	93.08
181 - 240	22	1,293,725	0.18	9.342	624	96.24
301 - 360	2,284	693,876,307	97.30	7.035	644	82.60
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	806,400	0.11	4.952	727	80.00
5.000 - 5.499	39	16,248,297	2.28	5.320	681	80.00
5.500 - 5.999	201	81,839,407	11.48	5.799	663	79.26
6.000 - 6.499	294	116,609,607	16.35	6.264	656	80.48
6.500 - 6.999	521	201,582,515	28.27	6.754	650	80.92
7.000 - 7.499	283	101,773,392	14.27	7.224	629	82.44
7.500 - 7.999	250	85,294,065	11.96	7.732	630	83.23
8.000 - 8.499	96	28,367,137	3.98	8.220	613	86.12
8.500 - 8.999	148	24,325,142	3.41	8.751	612	88.12
9.000 - 9.499	85	9,153,481	1.28	9.236	644	95.49
9.500 - 9.999	212	17,365,643	2.44	9.791	658	96.83
10.000 - 10.499	122	10,044,546	1.41	10.248	645	98.02
10.500 - 10.999	145	10,648,419	1.49	10.739	647	98.76
11.000 - 11.499	75	5,276,668	0.74	11.185	629	98.34
11.500 - 11.999	44	2,579,825	0.36	11.701	647	98.83
12.000 - 12.499	21	573,940	0.08	12.137	651	96.99
12.500 - 12.999	11	514,837	0.07	12.546	613	98.67
13.000 - 13.499	1	22,907	0.00	13.250	618	90.00
13.500 - 13.999	2	100,250	0.01	13.500	629	100.00
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	5	1,137,626	0.16	6.900	593	41.51
50.01 - 55.00	4	1,665,963	0.23	7.401	589	53.92
55.01 - 60.00	15	6,141,844	0.86	6.713	624	57.93
60.01 - 65.00	24	10,712,774	1.50	7.013	614	63.74
65.01 - 70.00	37	16,934,651	2.37	7.038	627	68.80
70.01 - 75.00	49	24,592,068	3.45	6.941	623	73.43
75.01 - 80.00	1,181	415,371,525	58.25	6.691	654	79.86
80.01 - 85.00	104	45,205,157	6.34	6.836	609	84.53
85.01 - 90.00	271	103,272,964	14.48	7.220	627	89.75
90.01 - 95.00	114	19,236,319	2.70	7.820	643	94.76
95.01 - 100.00	748	68,855,584	9.66	9.630	662	99.91
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	19	6,794,963	0.95	8.541	511	72.98
525 - 549	47	19,622,879	2.75	7.911	537	79.05
550 - 574	98	33,965,368	4.76	7.585	561	82.02
575 - 599	255	73,668,738	10.33	7.218	588	82.20
600 - 624	353	105,571,144	14.80	7.091	613	83.31
625 - 649	610	159,093,861	22.31	7.127	638	83.43
650 - 674	489	128,154,969	17.97	7.057	661	83.77
675 - 699	300	79,316,828	11.12	6.961	685	82.92
700 - 724	182	54,680,095	7.67	6.872	711	82.19
725 - 749	109	27,797,859	3.90	6.897	735	84.28
750 - 774	51	14,890,685	2.09	6.737	761	81.97
775 - 799	34	8,300,216	1.16	6.732	785	81.65
800 - 824	5	1,268,869	0.18	6.973	803	82.37
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,118	341,734,273	47.92	6.974	648	82.24
New York	245	84,189,719	11.81	7.014	655	83.68
Florida	344	71,934,351	10.09	7.510	639	83.88
New Jersey	111	37,881,083	5.31	7.157	636	82.69
Virginia	75	24,575,467	3.45	6.991	640	83.08
Maryland	66	21,725,822	3.05	7.200	642	83.39
Massachusetts	49	17,657,865	2.48	7.232	631	80.18
Illinois	76	15,870,904	2.23	7.409	653	84.14
Georgia	64	12,873,348	1.81	7.501	630	84.92
Nevada	53	11,383,526	1.60	7.268	635	84.83
Arizona	43	9,051,558	1.27	7.431	642	81.75
Texas	52	7,615,752	1.07	7.367	623	84.70
Washington	30	6,245,972	0.88	7.174	659	82.55
Colorado	33	6,161,259	0.86	7.292	659	84.70
Hawaii	15	6,041,600	0.85	7.199	662	84.06
Connecticut	11	4,822,428	0.68	6.997	623	84.29
Minnesota	19	4,516,179	0.63	7.045	618	84.20

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	12	4,453,962	0.62	7.042	625	82.56
Oregon	13	2,816,571	0.39	6.952	662	80.95
Ohio	14	2,266,277	0.32	6.996	661	83.85
Michigan	15	2,233,752	0.31	8.127	643	83.37
Missouri	10	1,815,758	0.25	8.067	587	84.43
Rhode Island	7	1,768,139	0.25	7.420	616	83.87
North Carolina	9	1,768,074	0.25	7.158	611	86.13
South Carolina	7	1,713,401	0.24	7.346	592	86.34
Pennsylvania	9	1,575,025	0.22	8.057	622	86.87
New Mexico	7	1,194,337	0.17	7.232	609	84.98
Indiana	9	1,155,702	0.16	7.748	631	83.37
Kansas	3	993,736	0.14	6.783	594	77.22
Wisconsin	6	908,228	0.13	6.720	659	84.00
Tennessee	9	901,854	0.13	7.996	624	87.41
New Hampshire	2	805,808	0.11	8.720	547	74.27
Delaware	1	549,620	0.08	7.850	688	88.00
Utah	4	517,907	0.07	6.274	692	84.00
Maine	2	482,438	0.07	7.448	608	80.00
Idaho	3	390,409	0.05	7.831	597	87.92
Oklahoma	3	293,809	0.04	8.228	565	86.85
Iowa	2	184,835	0.03	6.630	652	87.25
Arkansas	1	55,728	0.01	10.990	593	100.00
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	2,508	693,679,639	97.27	7.106	644	82.82
Investment	34	14,836,889	2.08	7.572	663	84.11
Second Home	10	4,609,947	0.65	7.036	664	88.99
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	1,210	339,099,628	47.55	6.839	633	83.86
Stated Documentation	1,221	333,740,638	46.80	7.372	658	81.88
Limited Documentation	84	28,419,521	3.99	7.212	624	84.42
No Documentation	37	11,866,688	1.66	7.556	662	79.65
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,991	472,856,467	66.31	7.210	656	83.69
Refinance - Cashout	558	238,789,177	33.48	6.932	623	81.31
Refinance - Rate Term	3	1,480,832	0.21	6.461	670	80.70
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	2,094	589,426,338	82.65	7.085	642	82.74
2-4 Family	187	63,325,715	8.88	7.125	659	84.04
Condo	202	43,279,275	6.07	7.372	653	82.84
PUD	69	17,095,148	2.40	7.451	652	83.71
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	4	1,014,400	0.17	6.003	687	80.00
November 2005	1	388,000	0.06	5.375	654	80.00
December 2005	1	276,000	0.05	5.750	666	80.00
February 2007	3	1,303,794	0.22	7.608	598	90.70
March 2007	6	2,733,084	0.46	6.396	635	84.38
April 2007	38	14,790,087	2.47	6.972	641	84.16
May 2007	308	119,096,673	19.89	6.634	643	80.89
June 2007	1,131	417,556,337	69.75	6.908	642	81.56
July 2007	14	4,690,013	0.78	7.019	638	82.63
April 2008	3	1,386,567	0.23	6.154	685	81.65
May 2008	18	6,538,116	1.09	6.857	634	81.70
June 2008	53	17,832,214	2.98	6.563	655	82.13
July 2008	1	511,000	0.09	6.000	721	70.00
April 2010	1	326,400	0.05	5.875	676	80.00
May 2010	6	1,997,597	0.33	7.184	657	79.63
June 2010	27	8,233,483	1.38	6.750	632	79.05
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	8	2,582,603	0.43	6.288	704	80.00
2.500 - 2.999	17	6,118,083	1.02	6.425	682	78.60
3.000 - 3.499	2	612,000	0.10	5.558	684	80.00
3.500 - 3.999	2	858,845	0.14	5.152	631	74.15
4.000 - 4.499	4	1,482,676	0.25	5.525	621	80.81
4.500 - 4.999	64	27,524,373	4.60	5.480	670	79.84
5.000 - 5.499	211	81,199,068	13.56	5.978	662	80.11
5.500 - 5.999	431	163,939,011	27.38	6.578	653	80.81
6.000 - 6.499	336	131,222,585	21.92	6.882	644	81.04
6.500 - 6.999	528	180,000,783	30.07	7.653	618	83.48
7.000 - 7.499	5	1,564,790	0.26	8.037	600	76.76
7.500 - 7.999	6	1,395,454	0.23	8.899	581	88.56
8.000 - 8.499	1	173,495	0.03	8.500	605	80.00
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	5	1,721,916	0.29	5.671	709	77.99
11.000 - 11.499	15	6,621,775	1.11	5.305	675	81.06
11.500 - 11.999	84	32,981,290	5.51	5.800	660	79.71
12.000 - 12.499	164	61,930,007	10.34	6.121	662	80.25
12.500 - 12.999	384	148,051,892	24.73	6.460	655	80.67
13.000 - 13.499	275	103,429,957	17.28	6.753	646	81.30
13.500 - 13.999	346	129,277,035	21.59	7.122	641	81.86
14.000 - 14.499	156	57,002,565	9.52	7.495	611	84.13
14.500 - 14.999	128	39,829,207	6.65	8.041	609	83.20
15.000 - 15.499	33	10,288,925	1.72	8.327	607	84.26
15.500 - 15.999	12	4,664,975	0.78	8.757	591	84.19
16.000 - 16.499	4	1,050,458	0.18	9.284	559	83.11
16.500 - 16.999	6	1,128,287	0.19	9.868	542	72.36
17.000 - 17.499	2	572,022	0.10	10.493	501	70.00
17.500 - 17.999	1	123,455	0.02	10.900	561	65.00
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	806,400	0.13	4.952	727	80.00
5.000 - 5.499	39	16,248,297	2.71	5.320	681	80.00
5.500 - 5.999	198	80,887,132	13.51	5.802	662	79.52
6.000 - 6.499	260	102,030,473	17.04	6.265	656	80.57
6.500 - 6.999	473	179,900,510	30.05	6.753	649	81.14
7.000 - 7.499	265	95,330,032	15.92	7.225	628	82.35
7.500 - 7.999	229	78,435,660	13.10	7.726	628	83.20
8.000 - 8.499	72	23,739,055	3.97	8.213	607	86.12
8.500 - 8.999	57	16,649,059	2.78	8.707	581	83.71
9.000 - 9.499	9	2,368,853	0.40	9.199	583	84.84
9.500 - 9.999	7	1,527,841	0.26	9.772	545	70.43
10.000 - 10.499	2	516,785	0.09	10.279	513	73.19
10.500 - 10.999	1	123,455	0.02	10.900	561	65.00
11.000 - 11.499	1	110,213	0.02	11.300	504	70.00
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	6	1,678,400	0.28	5.816	676	80.00
2.000	645	233,860,194	39.06	6.947	641	82.18
3.000	956	360,447,347	60.21	6.772	643	81.08
5.000	8	2,687,824	0.45	6.666	668	78.71
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	300	101,029,911	16.88	6.896	652	80.30
1.500	1,314	497,251,934	83.06	6.825	641	81.74
2.000	1	391,920	0.07	7.000	687	79.98
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	10	3,607,516	0.60	6.588	677	79.04
5.500 - 5.999	1	312,000	0.05	5.800	605	80.00
6.000 - 6.499	901	321,916,826	53.77	6.938	643	81.72
7.000 - 7.499	703	272,837,423	45.57	6.723	642	81.27
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	477	126,735,153	17.77	7.448	647	83.23
12	318	102,599,704	14.39	7.203	647	83.12
24	1,501	412,570,510	57.85	7.018	644	82.90
36	254	70,941,195	9.95	6.955	643	81.83
60	2	279,912	0.04	7.249	648	82.85
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Rika Yano	212-250-6997
ABS Structuring	
Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777
Chris Sudol	212-250-0507
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978





The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,373,391,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE5

Ace Securities Corp
(Depositor)

Deutsche Bank 

August 4, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August 4, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE5
$1,373,391,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1	549,494,000	Float	2.22	1 - 87	0	ACT/360	August 2035	AAA / Aaa
A-2A	334,175,000	Float	0.95	1 - 24	0	ACT/360	August 2035	AAA / Aaa
A-2B	135,680,000	Float	3.01	24 - 63	0	ACT/360	August 2035	AAA / Aaa
A-2C	68,998,000	Float	6.72	63 - 87	0	ACT/360	August 2035	AAA / Aaa
M-1	57,585,000	Float	5.10	45 - 87	0	ACT/360	August 2035	AA+ / Aa1
M-2	53,266,000	Float	5.00	42 - 87	0	ACT/360	August 2035	AA / Aa2
M-3	31,671,000	Float	4.95	41 - 87	0	ACT/360	August 2035	AA / Aa3
M-4	28,072,000	Float	4.92	40 - 87	0	ACT/360	August 2035	AA- / A1
M-5	25,193,000	Float	4.90	40 - 87	0	ACT/360	August 2035	A+ / A2
M-6	23,754,000	Float	4.88	39 - 87	0	ACT/360	August 2035	A / A3
M-7	19,435,000	Float	4.88	39 - 87	0	ACT/360	August 2035	A- / Baa1
M-8	17,995,000	Float	4.86	38 - 87	0	ACT/360	August 2035	BBB+ / Baa2
M-9	15,836,000	Float	4.85	38 - 87	0	ACT/360	August 2035	BBB / Baa3
M-10	12,237,000	Float	4.85	38 - 87	0	ACT/360	August 2035	BBB- / Ba1
Total	**1,373,391,000**							
Non-Offered Certificates:								
B-1	14,396,000	Float				* Not Offered *		
B-2	25,193,000	Float				* Not Offered *		
B-3	15,116,000	Float				* Not Offered *		
Total Certificates	**1,428,096,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1 Certificates and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (collectively, the "Mezzanine Certificates"); and the Class B1, Class B2 and Class B3 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and Subordinate Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans").

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 7,221 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,440,419,958 as of the Statistical Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,669 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $727,293,483 and the Group II Mortgage Loans will represent approximately 2,552 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $713,126,475.

Class A Certificates: Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates

Subordinate Certificates: Class B-1, Class B-2 and Class B-3 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	1,243,205,833	86.31
Other	197,214,125	13.69
Total	**1,440,419,958**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Wells Fargo Bank, National Association

Trustee: HSBC Bank USA, National Association

Custodian: **Wells Fargo Bank, National Association**

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Statistical Cut-off Date: July 1, 2005

Cut-off Date: August 1, 2005

Expected Pricing: Week of August 1, 2005

Expected Closing Date: On or about August 26, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in September 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.515% for the Mortgage Loans as of the Statistical Cut-off Date.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-3 Certificates, fourth, to the Class B-2 Certificates, fifth, to the Class B-1 Certificates, sixth, to the Class M-10 Certificates, seventh, to the Class M-9 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-7 Certificates, tenth, to the Class M-6 Certificates, eleventh, to the Class M-5 Certificates, twelfth, to the Class M-4 Certificates, thirteenth, to the Class M-3 Certificates, fourteenth, to the Class M-2 Certificates, and fifteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.60% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 48.80%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa	24.40%	48.80%
M-1	AA+/Aa1	20.40%	40.80%
M-2	AA/Aa2	16.70%	33.40%
M-3	AA/Aa3	14.50%	29.00%
M-4	AA-/A1	12.55%	25.10%
M-5	A+/A2	10.80%	21.60%
M-6	A/A3	9.15%	18.30%
M-7	A-/Baa1	7.80%	15.60%
M-8	BBB+/Baa2	6.55%	13.10%
M-9	BBB/Baa3	5.45%	10.90%
M-10	BBB-/Ba1	4.60%	9.20%
B-1	BB+/Ba2	3.60%	7.20%
B-2	BB+/NR	1.85%	3.70%
B-3	BB/NR	0.80%	1.60%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE5 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1 , Mezzanine, Subordinate, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2A, Class A-2B, Class A-2C, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.50% the payment due will be calculated as if one-month LIBOR was 10.50%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2A, Class A-2B, Class A-2C, Mezzanine, Subordinate, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 48.80% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 40.80% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 33.40% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 29.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 25.10% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.60% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.30% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 15.60% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 13.10% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 10.90% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), and tenth to the Class M-10 Certificates until it reaches approximately a 9.20% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 7.20% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), second to the Class B-2 Certificates until it reaches approximately a 3.70% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage) and third to the Class B-3 Certificates until it reaches approximately a 1.60% Credit Enhancement Percentage (2x the Class B-3 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 32.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2007 to August 2008	1.40%, plus 1/12th of 1.80% for each month thereafter
September 2008 to August 2009	3.20%, plus 1/12th of 1.80% for each month thereafter
September 2009 to August 2010	5.00%, plus 1/12th of 1.40% for each month thereafter
September 2010 to August 2011	6.40%, plus 1/12th of 0.80% for each month thereafter
September 2011 and thereafter	7.20%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
10/25/2005	709,698,000	6.832	10.500
11/25/2005	692,781,000	6.613	10.500
12/25/2005	676,082,000	6.834	10.500
1/25/2006	659,593,000	6.615	10.500
2/25/2006	643,305,000	6.616	10.500
3/25/2006	627,212,000	7.325	10.500
4/25/2006	611,308,000	6.617	10.500
5/25/2006	595,590,000	6.838	10.500
6/25/2006	580,055,000	6.618	10.500
7/25/2006	564,705,000	6.839	10.500
8/25/2006	549,761,000	6.622	10.500
9/25/2006	535,213,000	6.622	10.500
10/25/2006	521,049,000	6.843	10.500
11/25/2006	507,260,000	6.623	10.500
12/25/2006	493,837,000	6.844	10.500
1/25/2007	480,768,000	6.623	10.500
2/25/2007	468,046,000	6.625	10.500
3/25/2007	455,659,000	7.335	10.500
4/25/2007	443,601,000	6.626	10.500
5/25/2007	431,862,000	6.854	10.500
6/25/2007	420,434,000	6.682	10.500
7/25/2007	409,310,000	8.733	10.500
8/25/2007	398,549,000	8.451	10.500
9/25/2007	388,072,000	8.449	10.500
10/25/2007	377,870,000	8.729	10.500
11/25/2007	367,936,000	8.450	10.500
12/25/2007	358,263,000	8.753	10.500
1/25/2008	348,845,000	9.466	10.500
2/25/2008	339,700,000	9.465	10.500
3/25/2008	330,794,000	10.114	10.500
4/25/2008	322,121,000	9.459	10.500
5/25/2008	313,676,000	9.775	10.500
6/25/2008	305,453,000	9.480	10.500

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
10/25/2005	695,515,000	6.605	10.500
11/25/2005	678,539,000	6.396	10.500
12/25/2005	661,829,000	6.614	10.500
1/25/2006	645,376,000	6.404	10.500
2/25/2006	629,171,000	6.407	10.500
3/25/2006	613,206,000	7.097	10.500
4/25/2006	597,475,000	6.413	10.500
5/25/2006	581,972,000	6.629	10.500
6/25/2006	566,693,000	6.417	10.500
7/25/2006	551,645,000	6.632	10.500
8/25/2006	536,996,000	6.422	10.500
9/25/2006	522,737,000	6.428	10.500
10/25/2006	508,857,000	6.644	10.500
11/25/2006	495,346,000	6.431	10.500
12/25/2006	482,193,000	6.647	10.500
1/25/2007	469,390,000	6.433	10.500
2/25/2007	456,927,000	6.436	10.500
3/25/2007	444,795,000	7.130	10.500
4/25/2007	432,985,000	6.441	10.500
5/25/2007	421,489,000	6.657	10.500
6/25/2007	410,299,000	6.501	10.500
7/25/2007	399,407,000	8.632	10.500
8/25/2007	388,861,000	8.355	10.500
9/25/2007	378,594,000	8.356	10.500
10/25/2007	368,598,000	8.634	10.500
11/25/2007	358,866,000	8.356	10.500
12/25/2007	349,391,000	8.661	10.500
1/25/2008	340,167,000	9.392	10.500
2/25/2008	331,207,000	9.392	10.500
3/25/2008	322,483,000	10.041	10.500
4/25/2008	313,990,000	9.391	10.500
5/25/2008	305,719,000	9.708	10.500
6/25/2008	297,667,000	9.426	10.500

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	19.31	4.33	2.22	1.54	1.03
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Mar-08
A-2A	Avg Life	15.14	1.80	0.95	0.75	0.56
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
A-2B	Avg Life	25.18	6.31	3.01	2.08	1.53
	First Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
	Last Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
A-2C	Avg Life	28.59	12.67	6.72	4.12	2.22
	First Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Feb-08
M-1	Avg Life	26.77	8.99	5.10	5.26	3.76
	First Payment Date	Oct-28	Dec-09	May-09	Apr-10	Mar-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-2	Avg Life	26.77	8.99	5.00	4.70	4.16
	First Payment Date	Oct-28	Dec-09	Feb-09	Sep-09	Sep-09
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-3	Avg Life	26.77	8.99	4.95	4.45	3.96
	First Payment Date	Oct-28	Dec-09	Jan-09	Jul-09	May-09
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-4	Avg Life	26.77	8.99	4.92	4.33	3.72
	First Payment Date	Oct-28	Dec-09	Dec-08	Apr-09	Feb-09
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-5	Avg Life	26.77	8.99	4.90	4.24	3.57
	First Payment Date	Oct-28	Dec-09	Dec-08	Mar-09	Nov-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.77	8.99	4.88	4.18	3.46
	First Payment Date	Oct-28	Dec-09	Nov-08	Feb-09	Oct-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-7	Avg Life	26.77	8.99	4.88	4.13	3.38
	First Payment Date	Oct-28	Dec-09	Nov-08	Jan-09	Aug-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-8	Avg Life	26.77	8.99	4.86	4.09	3.32
	First Payment Date	Oct-28	Dec-09	Oct-08	Dec-08	Jul-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-9	Avg Life	26.77	8.99	4.85	4.06	3.27
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jul-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
M-10	Avg Life	26.77	8.99	4.85	4.04	3.23
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jun-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
B-1	Avg Life	26.77	8.99	4.84	4.02	3.22
	First Payment Date	Oct-28	Dec-09	Sep-08	Oct-08	May-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
B-2	Avg Life	26.75	8.92	4.80	3.97	3.15
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Jun-34	Mar-19	Nov-12	Mar-11	Oct-09
B-3	Avg Life	26.38	7.87	4.22	3.50	2.80
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Jan-34	Jul-17	Dec-11	Jul-10	Mar-09

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1	Avg Life	19.34	4.64	2.42	1.69	1.03
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Jun-35	Dec-31	Dec-21	Jun-18	Mar-08
A-2A	Avg Life	15.14	1.80	0.95	0.75	0.56
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
A-2B	Avg Life	25.18	6.31	3.01	2.08	1.53
	First Payment Date	Feb-28	Jul-09	Aug-07	Mar-07	Oct-06
	Last Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
A-2C	Avg Life	28.87	15.03	8.20	5.30	2.22
	First Payment Date	Jun-33	Aug-15	Nov-10	Apr-08	Jul-07
	Last Payment Date	Jun-35	Nov-31	Sep-21	May-18	Feb-08
M-1	Avg Life	26.87	9.86	5.64	5.71	5.78
	First Payment Date	Oct-28	Dec-09	May-09	Apr-10	Mar-08
	Last Payment Date	May-35	Oct-29	Nov-19	Oct-16	Feb-15
M-2	Avg Life	26.87	9.85	5.53	5.12	4.86
	First Payment Date	Oct-28	Dec-09	Feb-09	Sep-09	Sep-09
	Last Payment Date	May-35	Jan-29	Apr-19	Apr-16	Jun-13
M-3	Avg Life	26.87	9.83	5.46	4.86	4.25
	First Payment Date	Oct-28	Dec-09	Jan-09	Jul-09	May-09
	Last Payment Date	May-35	Apr-28	Sep-18	Oct-15	Feb-13
M-4	Avg Life	26.87	9.81	5.42	4.72	4.01
	First Payment Date	Oct-28	Dec-09	Dec-08	Apr-09	Feb-09
	Last Payment Date	Apr-35	Sep-27	Mar-18	Jun-15	Nov-12
M-5	Avg Life	26.87	9.78	5.38	4.62	3.84
	First Payment Date	Oct-28	Dec-09	Dec-08	Mar-09	Nov-08
	Last Payment Date	Apr-35	Feb-27	Oct-17	Feb-15	Aug-12

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.87	9.75	5.34	4.55	3.71
	First Payment Date	Oct-28	Dec-09	Nov-08	Feb-09	Oct-08
	Last Payment Date	Apr-35	Jun-26	May-17	Oct-14	May-12
M-7	Avg Life	26.86	9.71	5.31	4.47	3.62
	First Payment Date	Oct-28	Dec-09	Nov-08	Jan-09	Aug-08
	Last Payment Date	Mar-35	Sep-25	Nov-16	May-14	Jan-12
M-8	Avg Life	26.86	9.66	5.26	4.41	3.54
	First Payment Date	Oct-28	Dec-09	Oct-08	Dec-08	Jul-08
	Last Payment Date	Mar-35	Dec-24	May-16	Dec-13	Oct-11
M-9	Avg Life	26.85	9.59	5.21	4.35	3.47
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jul-08
	Last Payment Date	Feb-35	Feb-24	Oct-15	Jul-13	Jun-11
M-10	Avg Life	26.85	9.51	5.16	4.29	3.40
	First Payment Date	Oct-28	Dec-09	Oct-08	Nov-08	Jun-08
	Last Payment Date	Jan-35	Mar-23	Apr-15	Feb-13	Feb-11
B-1	Avg Life	26.83	9.39	5.08	4.21	3.35
	First Payment Date	Oct-28	Dec-09	Sep-08	Oct-08	May-08
	Last Payment Date	Dec-34	May-22	Sep-14	Sep-12	Nov-10
B-2	Avg Life	26.77	9.04	4.86	4.03	3.18
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Oct-34	Feb-21	Dec-13	Feb-12	May-10
B-3	Avg Life	26.38	7.87	4.22	3.50	2.80
	First Payment Date	Oct-28	Dec-09	Sep-08	Sep-08	Apr-08
	Last Payment Date	Jan-34	Jul-17	Dec-11	Jul-10	Mar-09

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	--
2	10/25/2005	10.50
3	11/25/2005	10.50
4	12/25/2005	10.50
5	1/25/2006	10.50
6	2/25/2006	10.50
7	3/25/2006	10.50
8	4/25/2006	10.50
9	5/25/2006	10.50
10	6/25/2006	10.50
11	7/25/2006	10.50
12	8/25/2006	10.50
13	9/25/2006	10.50
14	10/25/2006	10.50
15	11/25/2006	10.50
16	12/25/2006	10.50
17	1/25/2007	10.50
18	2/25/2007	10.50
19	3/25/2007	10.50
20	4/25/2007	10.50
21	5/25/2007	10.50
22	6/25/2007	10.50
23	7/25/2007	10.50
24	8/25/2007	10.50
25	9/25/2007	10.50
26	10/25/2007	10.50
27	11/25/2007	10.50
28	12/25/2007	10.50
29	1/25/2008	10.50
30	2/25/2008	10.50
31	3/25/2008	10.50
32	4/25/2008	10.50
33	5/25/2008	10.50
34	6/25/2008	10.50
35	7/25/2008	10.91
36	8/25/2008	10.55
37	9/25/2008	10.55
38	10/25/2008	10.89
39	11/25/2008	10.54
40	12/25/2008	10.91
41	1/25/2009	11.28
42	2/25/2009	11.27
43	3/25/2009	12.48
44	4/25/2009	11.26
45	5/25/2009	11.63

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	6/25/2009	11.25
47	7/25/2009	11.67
48	8/25/2009	11.29
49	9/25/2009	11.29
50	10/25/2009	11.66
51	11/25/2009	11.28
52	12/25/2009	11.65
53	1/25/2010	11.30
54	2/25/2010	11.29
55	3/25/2010	12.50
56	4/25/2010	11.28
57	5/25/2010	11.65
58	6/25/2010	11.27
59	7/25/2010	11.65
60	8/25/2010	11.27
61	9/25/2010	11.27
62	10/25/2010	11.64
63	11/25/2010	11.26
64	12/25/2010	11.63
65	1/25/2011	11.25
66	2/25/2011	11.25
67	3/25/2011	12.45
68	4/25/2011	11.24
69	5/25/2011	11.61
70	6/25/2011	11.23
71	7/25/2011	11.60
72	8/25/2011	11.22
73	9/25/2011	11.21
74	10/25/2011	11.58
75	11/25/2011	11.20
76	12/25/2011	11.57
77	1/25/2012	11.20
78	2/25/2012	11.19
79	3/25/2012	11.96
80	4/25/2012	11.18
81	5/25/2012	11.55
82	6/25/2012	11.17
83	7/25/2012	11.54
84	8/25/2012	11.16
85	9/25/2012	11.15
86	10/25/2012	11.52
87	11/25/2012	11.14

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds



Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	--
2	10/25/2005	10.50
3	11/25/2005	10.50
4	12/25/2005	10.50
5	1/25/2006	10.50
6	2/25/2006	10.50
7	3/25/2006	10.50
8	4/25/2006	10.50
9	5/25/2006	10.50
10	6/25/2006	10.50
11	7/25/2006	10.50
12	8/25/2006	10.50
13	9/25/2006	10.50
14	10/25/2006	10.50
15	11/25/2006	10.50
16	12/25/2006	10.50
17	1/25/2007	10.50
18	2/25/2007	10.50
19	3/25/2007	10.50
20	4/25/2007	10.50
21	5/25/2007	10.50
22	6/25/2007	10.50
23	7/25/2007	10.50
24	8/25/2007	10.50
25	9/25/2007	10.50
26	10/25/2007	10.50
27	11/25/2007	10.50
28	12/25/2007	10.50
29	1/25/2008	10.50
30	2/25/2008	10.50
31	3/25/2008	10.50
32	4/25/2008	10.50
33	5/25/2008	10.50
34	6/25/2008	10.50
35	7/25/2008	10.86
36	8/25/2008	10.51
37	9/25/2008	10.51
38	10/25/2008	10.85
39	11/25/2008	10.50
40	12/25/2008	10.88
41	1/25/2009	11.27
42	2/25/2009	11.26
43	3/25/2009	12.47
44	4/25/2009	11.26
45	5/25/2009	11.63

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	6/25/2009	11.26
47	7/25/2009	11.68
48	8/25/2009	11.30
49	9/25/2009	11.29
50	10/25/2009	11.67
51	11/25/2009	11.29
52	12/25/2009	11.66
53	1/25/2010	11.31
54	2/25/2010	11.31
55	3/25/2010	12.52
56	4/25/2010	11.30
57	5/25/2010	11.67
58	6/25/2010	11.30
59	7/25/2010	11.71
60	8/25/2010	11.33
61	9/25/2010	11.33
62	10/25/2010	11.70
63	11/25/2010	11.32
64	12/25/2010	11.69
65	1/25/2011	11.33
66	2/25/2011	11.32
67	3/25/2011	12.53
68	4/25/2011	11.32
69	5/25/2011	11.69
70	6/25/2011	11.31
71	7/25/2011	11.70
72	8/25/2011	11.31
73	9/25/2011	11.31
74	10/25/2011	11.68
75	11/25/2011	11.30
76	12/25/2011	11.68
77	1/25/2012	11.31
78	2/25/2012	11.30
79	3/25/2012	12.08
80	4/25/2012	11.29
81	5/25/2012	11.67
82	6/25/2012	11.29
83	7/25/2012	11.66
84	8/25/2012	11.28
85	9/25/2012	11.28
86	10/25/2012	11.65
87	11/25/2012	11.27

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	--
2	10/25/2005	10.50
3	11/25/2005	10.50
4	12/25/2005	10.50
5	1/25/2006	10.50
6	2/25/2006	10.50
7	3/25/2006	10.50
8	4/25/2006	10.50
9	5/25/2006	10.50
10	6/25/2006	10.50
11	7/25/2006	10.50
12	8/25/2006	10.50
13	9/25/2006	10.50
14	10/25/2006	10.50
15	11/25/2006	10.50
16	12/25/2006	10.50
17	1/25/2007	10.50
18	2/25/2007	10.50
19	3/25/2007	10.50
20	4/25/2007	10.50
21	5/25/2007	10.50
22	6/25/2007	10.50
23	7/25/2007	10.50
24	8/25/2007	10.50
25	9/25/2007	10.50
26	10/25/2007	10.50
27	11/25/2007	10.50
28	12/25/2007	10.50
29	1/25/2008	10.50
30	2/25/2008	10.50
31	3/25/2008	10.50
32	4/25/2008	10.50
33	5/25/2008	10.50
34	6/25/2008	10.50
35	7/25/2008	10.88
36	8/25/2008	10.53
37	9/25/2008	10.53
38	10/25/2008	10.87
39	11/25/2008	10.52
40	12/25/2008	10.89
41	1/25/2009	11.27
42	2/25/2009	11.27
43	3/25/2009	12.47
44	4/25/2009	11.26
45	5/25/2009	11.63
46	6/25/2009	11.26
47	7/25/2009	11.67
48	8/25/2009	11.29
49	9/25/2009	11.29
50	10/25/2009	11.66
51	11/25/2009	11.28
52	12/25/2009	11.65
53	1/25/2010	11.30
54	2/25/2010	11.30
55	3/25/2010	12.51
56	4/25/2010	11.29
57	5/25/2010	11.66
58	6/25/2010	11.29
59	7/25/2010	11.68
60	8/25/2010	11.30
61	9/25/2010	11.30
62	10/25/2010	11.67
63	11/25/2010	11.29
64	12/25/2010	11.66
65	1/25/2011	11.29
66	2/25/2011	11.28
67	3/25/2011	12.49
68	4/25/2011	11.28
69	5/25/2011	11.65
70	6/25/2011	11.27
71	7/25/2011	11.65
72	8/25/2011	11.27
73	9/25/2011	11.26
74	10/25/2011	11.63
75	11/25/2011	11.25
76	12/25/2011	11.62
77	1/25/2012	11.25
78	2/25/2012	11.25
79	3/25/2012	12.02
80	4/25/2012	11.24
81	5/25/2012	11.61
82	6/25/2012	11.23
83	7/25/2012	11.60
84	8/25/2012	11.22
85	9/25/2012	11.21
86	10/25/2012	11.58
87	11/25/2012	11.20

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	278	3.5338	3.9506	278	45	494	4.6094	4.6910	441
2	278	3.7239	4.0812	259	46	481	4.6155	4.7071	424
3	264	3.8634	4.1702	232	47	495	4.6221	4.7230	447
4	277	3.9822	4.2579	234	48	481	4.6331	4.7417	428
5	264	4.1617	4.3214	203	49	482	4.6919	4.7574	423
6	263	4.2782	4.3690	191	50	496	4.6999	4.7633	440
7	302	4.2481	4.4049	236	51	482	4.7070	4.7711	422
8	262	4.2921	4.4188	189	52	496	4.7134	4.7772	439
9	275	4.3752	4.4306	195	53	482	4.7210	4.7842	425
10	261	4.3328	4.4335	184	54	482	4.7277	4.7914	424
11	273	4.4573	4.4491	186	55	524	4.7329	4.7968	477
12	259	4.4838	4.4479	168	56	482	4.7410	4.7911	423
13	259	4.3363	4.4476	182	57	496	4.7465	4.7837	441
14	271	4.3648	4.4742	193	58	483	4.7526	4.7772	423
15	257	4.3912	4.5002	175	59	499	4.7595	4.7692	441
16	270	4.4192	4.5271	187	60	485	4.7580	4.7606	423
17	255	4.4469	4.5551	169	61	485	4.6965	4.7528	430
18	254	4.4748	4.5804	165	62	499	4.7003	4.7553	447
19	294	4.4999	4.6065	207	63	485	4.7040	4.7591	429
20	252	4.5260	4.6023	159	64	499	4.7071	4.7620	447
21	265	4.5498	4.5962	172	65	486	4.7108	4.7655	430
22	255	4.5762	4.5876	158	66	487	4.7141	4.7689	430
23	455	4.6018	4.5753	350	67	528	4.7162	4.7712	482
24	440	4.6253	4.5624	329	68	487	4.7205	4.7813	430
25	439	4.4754	4.5465	343	69	501	4.7229	4.7875	447
26	451	4.4864	4.5568	358	70	488	4.7259	4.7953	430
27	436	4.4984	4.5676	339	71	502	4.7290	4.8035	450
28	449	4.5089	4.5787	355	72	489	4.7333	4.8111	433
29	472	4.5192	4.5888	420	73	489	4.7638	4.8184	430
30	471	4.5304	4.5989	417	74	503	4.7657	4.8207	448
31	498	4.5400	4.6095	449	75	490	4.7685	4.8234	431
32	468	4.5503	4.6125	412	76	504	4.7717	4.8256	449
33	481	4.5609	4.6145	428	77	491	4.7741	4.8285	433
34	466	4.5708	4.6166	408	78	492	4.7765	4.8303	434
35	487	4.5796	4.6174	434	79	519	4.7789	4.8325	469
36	472	4.5898	4.6192	414	80	493	4.7813	4.8333	434
37	470	4.5566	4.6187	416	81	507	4.7830	4.8330	452
38	487	4.5632	4.6243	435	82	494	4.7858	4.8338	435
39	476	4.5705	4.6314	420	83	508	4.7875	4.8326	453
40	492	4.5771	4.6382	438	84	495	4.7893	4.8325	436
41	480	4.5849	4.6446	426	85	496	4.7800	4.8323	438
42	480	4.5912	4.6514	425	86	510	4.7809	4.8323	456
43	522	4.5962	4.6569	477	87	497	4.7832	4.8338	439
44	480	4.6031	4.6738	424					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*

Number of Mortgage Loans:	7,221	Index Type:	
Aggregate Principal Balance:	$1,440,419,958	6 Month LIBOR:	82.19%
Conforming Principal Balance Loans:	$950,573,636	Fixed Rate:	17.81%
Average Principal Balance:	$199,477	W.A. Initial Periodic Cap:	2.597%
Range:	$4,530 - $1,000,000	W.A. Subsequent Periodic Cap:	1.433%
W.A. Coupon:	7.232%	W.A. Lifetime Rate Cap:	6.475%
Range:	4.875% - 13.500%	Property Type:	
W.A. Gross Margin:	6.182%	Single Family:	80.54%
Range:	2.250% - 8.500%	2-4 Family:	11.18%
W.A. Remaining Term:	355 months	Condo:	6.76%
Range:	58 months - 360 months	PUD:	1.52%
W.A. Seasoning:	1 month		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	93.43%
California:	34.55%	Investment:	5.72%
Florida:	10.96%	Second Home:	0.85%
New York:	10.42%	Documentation Status:	
New Jersey:	6.71%	Full:	58.08%
Maryland:	4.49%	Stated:	37.08%
W.A. Original Combined LTV:	81.85%	Limited:	3.70%
Range:	12.50% - 100.00%	None:	1.14%
First Liens:	93.78%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	6.22%	Loans with Prepay Penalties:	80.40%
Non-Balloon Loans:	98.91%	Interest Only Loans	29.22%
Non-Zero W.A. FICO Score:	632	Loans with Primary Mortgage Insurance:	0.06%

* Collateral Information as of July 1, 2005 Statistical Cut-Off Date.

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	6,267	1,243,205,833	86.31	7.215	630	82.10
Other	954	197,214,125	13.69	7.338	640	80.27
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	21	205,781	0.01	11.877	630	94.56
Fixed - 10 Year	167	1,970,529	0.14	11.469	619	95.11
Fixed - 15 Year	122	7,690,766	0.53	8.116	635	75.54
Fixed - 20 Year	149	5,266,781	0.37	9.104	639	94.92
Fixed - 30 Year	1,743	225,655,863	15.67	7.831	644	84.28
Balloon - 15/30	240	15,748,539	1.09	10.664	674	98.73
ARM - 6 Month IO	8	2,384,400	0.17	5.911	677	79.31
ARM - 2 Year/6 Month	3,188	731,266,949	50.77	7.366	617	81.27
ARM - 2 Year/6 Month IO	1,330	384,447,916	26.69	6.504	649	81.04
ARM - 3 Year/6 Month	93	21,550,395	1.50	7.038	617	77.95
ARM - 3 Year/6 Month IO	107	30,209,328	2.10	6.539	655	81.69
ARM - 5 Year/6 Month	39	10,120,267	0.70	6.900	629	80.40
ARM - 5 Year/6 Month IO	14	3,902,444	0.27	6.768	662	78.14
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	964	26,387,380	1.83	10.299	638	98.97
50,000.01 - 100,000.00	1,160	87,768,441	6.09	8.897	634	88.07
100,000.01 - 150,000.00	1,210	150,313,570	10.44	7.829	623	82.99
150,000.01 - 200,000.00	1,052	184,030,729	12.78	7.259	621	80.16
200,000.01 - 250,000.00	725	163,173,382	11.33	7.110	623	79.76
250,000.01 - 300,000.00	542	149,625,082	10.39	7.101	628	80.30
300,000.01 - 350,000.00	461	149,729,446	10.39	6.839	630	81.34
350,000.01 - 400,000.00	327	122,381,433	8.50	6.807	641	81.46
400,000.01 - 450,000.00	253	107,314,240	7.45	6.776	643	81.57
450,000.01 - 500,000.00	178	84,884,492	5.89	6.768	647	80.82
500,000.01 - 550,000.00	116	60,749,957	4.22	6.797	639	81.67
550,000.01 - 600,000.00	79	45,545,377	3.16	6.777	638	81.72
600,000.01 - 650,000.00	46	28,834,517	2.00	6.876	634	81.77
650,000.01 - 700,000.00	40	27,059,124	1.88	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	2.25	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.33	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	0.75	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	0.12	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.06	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.14	6.075	644	77.04
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	964	26,387,380	1.83	10.299	638	98.97
50,000.01 - 100,000.00	1,161	87,868,337	6.10	8.896	634	88.07
100,000.01 - 150,000.00	1,209	150,213,674	10.43	7.829	623	82.98
150,000.01 - 200,000.00	1,052	184,030,729	12.78	7.259	621	80.16
200,000.01 - 250,000.00	725	163,173,382	11.33	7.110	623	79.76
250,000.01 - 300,000.00	542	149,625,082	10.39	7.101	628	80.30
300,000.01 - 350,000.00	462	150,074,376	10.42	6.839	630	81.36
350,000.01 - 400,000.00	327	122,436,439	8.50	6.808	641	81.43
400,000.01 - 450,000.00	252	106,914,305	7.42	6.775	643	81.57
450,000.01 - 500,000.00	178	84,884,492	5.89	6.768	647	80.82
500,000.01 - 550,000.00	116	60,749,957	4.22	6.797	639	81.67
550,000.01 - 600,000.00	79	45,545,377	3.16	6.777	638	81.72
600,000.01 - 650,000.00	46	28,834,517	2.00	6.876	634	81.77
650,000.01 - 700,000.00	40	27,059,124	1.88	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	2.25	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.33	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	0.75	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	0.12	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.06	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.14	6.075	644	77.04
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	21	205,781	0.01	11.877	630	94.56
61 - 120	167	1,970,529	0.14	11.469	619	95.11
121 - 180	362	23,439,304	1.63	9.828	661	91.12
181 - 240	149	5,266,781	0.37	9.104	639	94.92
301 - 360	6,522	1,409,537,563	97.86	7.175	631	81.63
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	3	988,100	0.07	4.938	714	78.39
5.000 - 5.499	73	25,310,974	1.76	5.321	673	78.63
5.500 - 5.999	403	129,840,453	9.01	5.806	660	78.89
6.000 - 6.499	807	227,064,872	15.76	6.265	653	78.99
6.500 - 6.999	1,309	362,924,377	25.20	6.758	640	80.22
7.000 - 7.499	879	208,419,773	14.47	7.234	623	82.15
7.500 - 7.999	1,027	216,374,385	15.02	7.737	615	82.70
8.000 - 8.499	450	84,606,165	5.87	8.220	601	84.54
8.500 - 8.999	574	77,651,117	5.39	8.737	590	83.88
9.000 - 9.499	234	22,840,857	1.59	9.217	605	88.04
9.500 - 9.999	413	30,632,583	2.13	9.773	628	91.43
10.000 - 10.499	291	18,444,702	1.28	10.257	625	93.87
10.500 - 10.999	318	18,069,007	1.25	10.736	625	95.02
11.000 - 11.499	175	9,411,802	0.65	11.192	607	93.66
11.500 - 11.999	122	5,083,264	0.35	11.703	614	90.07
12.000 - 12.499	99	1,492,893	0.10	12.153	634	93.80
12.500 - 12.999	32	798,519	0.06	12.583	613	97.70
13.000 - 13.499	8	323,323	0.02	13.053	595	83.95
13.500 - 13.999	4	142,791	0.01	13.500	632	99.58
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	109	17,484,888	1.21	7.161	611	41.20
50.01 - 55.00	54	11,079,026	0.77	7.207	589	53.09
55.01 - 60.00	86	18,152,354	1.26	7.140	602	57.96
60.01 - 65.00	170	38,272,536	2.66	7.310	599	63.70
65.01 - 70.00	205	49,124,360	3.41	7.480	599	68.79
70.01 - 75.00	311	76,530,474	5.31	7.362	601	73.75
75.01 - 80.00	2,773	706,821,065	49.07	6.793	644	79.82
80.01 - 85.00	454	114,016,346	7.92	7.067	608	84.52
85.01 - 90.00	1,166	261,535,833	18.16	7.350	623	89.79
90.01 - 95.00	352	36,742,797	2.55	7.891	640	94.78
95.01 - 100.00	1,541	110,660,278	7.68	9.508	657	99.92
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	185	37,390,161	2.60	8.703	513	72.37
525 - 549	298	64,805,125	4.50	8.131	537	75.90
550 - 574	576	111,876,331	7.77	7.730	561	80.80
575 - 599	1,002	185,185,383	12.86	7.397	588	81.84
600 - 624	1,206	237,041,342	16.46	7.145	612	82.31
625 - 649	1,533	292,133,577	20.28	7.147	637	82.64
650 - 674	1,096	218,553,223	15.17	6.988	661	82.96
675 - 699	617	132,282,163	9.18	6.911	685	82.64
700 - 724	336	80,552,872	5.59	6.866	711	82.73
725 - 749	195	41,666,700	2.89	6.925	736	84.01
750 - 774	112	24,953,763	1.73	6.816	761	82.82
775 - 799	52	11,353,136	0.79	6.816	786	82.30
800 - 824	13	2,626,183	0.18	6.695	805	76.81
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,824	497,652,646	34.55	6.954	639	80.39
Florida	961	157,862,039	10.96	7.550	626	82.36
New York	505	150,159,746	10.42	7.027	642	81.55
New Jersey	378	96,625,298	6.71	7.323	625	81.39
Maryland	320	64,680,723	4.49	7.430	622	82.51
Illinois	458	61,900,921	4.30	7.586	629	84.43
Virginia	225	48,709,408	3.38	7.184	628	81.90
Georgia	346	41,851,732	2.91	7.638	622	85.28
Massachusetts	142	37,530,489	2.61	7.077	630	80.32
Nevada	157	27,529,207	1.91	7.265	624	82.39
Colorado	209	25,803,512	1.79	7.198	637	84.10
Connecticut	110	21,461,763	1.49	7.486	610	82.98
Arizona	139	20,007,471	1.39	7.465	633	82.94
Hawaii	66	19,330,328	1.34	7.087	656	82.80
Minnesota	138	18,086,700	1.26	7.380	623	83.80
Michigan	166	16,316,935	1.13	7.912	623	84.85
Washington	87	14,435,537	1.00	7.239	639	83.19
Texas	119	12,492,016	0.87	7.752	616	85.25
North Carolina	98	10,438,020	0.72	7.674	611	85.89
District of Columbia	40	10,125,583	0.70	7.229	617	76.09
Ohio	103	9,781,936	0.68	7.518	630	85.89
Oregon	61	8,676,694	0.60	7.167	638	81.43
Pennsylvania	72	8,316,793	0.58	8.040	604	84.45
Wisconsin	74	7,868,973	0.55	7.777	628	85.04
Rhode Island	38	7,750,383	0.54	7.471	610	81.18

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	57	5,892,306	0.41	8.099	597	85.30
South Carolina	35	4,864,724	0.34	7.428	609	85.46
Indiana	40	4,162,873	0.29	7.894	622	86.19
Tennessee	42	3,941,195	0.27	7.666	612	84.69
New Hampshire	21	3,853,623	0.27	7.669	608	80.54
Utah	37	3,764,223	0.26	7.352	634	84.55
New Mexico	28	3,427,002	0.24	7.515	628	83.65
Delaware	15	3,009,905	0.21	7.395	611	82.85
Idaho	26	2,722,654	0.19	7.501	639	83.21
Kansas	12	1,870,493	0.13	7.303	591	81.59
Kentucky	17	1,402,581	0.10	7.921	626	85.78
Maine	10	1,368,808	0.10	7.419	608	81.85
Iowa	12	1,143,492	0.08	7.290	644	86.81
West Virginia	6	940,994	0.07	7.989	589	85.52
Oklahoma	12	940,589	0.07	8.219	602	84.23
Vermont	4	762,434	0.05	7.094	617	79.68
Arkansas	7	554,276	0.04	8.180	610	86.79
Nebraska	3	279,529	0.02	8.021	658	82.80
Louisiana	1	123,406	0.01	7.375	654	95.00
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	6,666	1,345,811,810	93.43	7.197	631	81.78
Investment	501	82,374,641	5.72	7.814	647	82.46
Second Home	54	12,233,507	0.85	7.170	652	85.60
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,634	836,592,911	58.08	7.051	625	82.85
Stated Documentation	2,306	534,079,804	37.08	7.505	643	80.38
Limited Documentation	215	53,335,725	3.70	7.260	616	82.45
No Documentation	66	16,411,518	1.14	7.463	666	77.39
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,039	715,457,543	49.67	7.306	649	83.98
Refinance - Cashout	3,121	715,029,424	49.64	7.161	615	79.76
Refinance - Rate Term	61	9,932,991	0.69	6.984	633	79.17
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	5,933	1,160,165,589	80.54	7.227	629	81.87
2-4 Family	609	160,985,693	11.18	7.163	644	81.35
Condo	579	97,342,841	6.76	7.336	642	82.15
PUD	100	21,925,835	1.52	7.506	644	83.55
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	5	1,394,400	0.12	6.070	693	80.00
November 2005	2	714,000	0.06	5.660	651	77.69
December 2005	1	276,000	0.02	5.750	666	80.00
August 2006	2	160,889	0.01	7.541	548	87.78
September 2006	6	523,916	0.04	8.414	560	84.39
February 2007	17	4,166,622	0.35	8.117	605	83.36
March 2007	15	4,863,104	0.41	6.987	604	82.67
April 2007	127	31,057,119	2.62	7.305	614	81.89
May 2007	777	208,343,610	17.60	6.802	632	80.26
June 2007	3,554	860,888,592	72.72	7.119	628	81.37
July 2007	20	5,711,013	0.48	7.068	626	81.42
March 2008	1	199,660	0.02	10.250	504	62.50
April 2008	6	1,852,938	0.16	6.317	667	82.37
May 2008	47	12,963,886	1.10	6.807	623	79.35
June 2008	144	36,042,240	3.04	6.736	643	80.65
July 2008	2	701,000	0.06	6.305	695	67.12
April 2010	1	326,400	0.03	5.875	676	80.00
May 2010	7	2,141,097	0.18	7.205	654	79.63
June 2010	45	11,555,214	0.98	6.828	634	79.79
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	12	3,542,601	0.30	6.299	695	78.13
2.500 - 2.999	24	7,830,783	0.66	6.349	681	76.84
3.000 - 3.499	2	612,000	0.05	5.558	684	80.00
3.500 - 3.999	2	858,845	0.07	5.152	631	74.15
4.000 - 4.499	6	1,922,898	0.16	5.745	613	79.13
4.500 - 4.999	123	43,040,154	3.64	5.484	663	79.08
5.000 - 5.499	428	131,513,690	11.11	5.966	659	79.75
5.500 - 5.999	1,020	282,965,310	23.90	6.593	645	80.24
6.000 - 6.499	882	239,280,041	20.21	6.907	632	80.89
6.500 - 6.999	2,252	466,508,948	39.41	7.861	605	82.48
7.000 - 7.499	13	2,986,514	0.25	8.157	585	78.41
7.500 - 7.999	12	2,367,021	0.20	8.842	568	84.16
8.000 - 8.499	2	245,090	0.02	8.098	586	81.46
8.500 - 8.999	1	207,805	0.02	9.750	549	65.00
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	7	2,088,616	0.18	5.620	698	76.05
11.000 - 11.499	29	10,079,218	0.85	5.368	669	77.99
11.500 - 11.999	161	51,889,648	4.38	5.810	658	79.26
12.000 - 12.499	357	105,197,129	8.89	6.121	657	79.27
12.500 - 12.999	802	237,827,174	20.09	6.467	646	80.30
13.000 - 13.499	736	191,633,156	16.19	6.765	639	81.33
13.500 - 13.999	1,010	253,443,000	21.41	7.179	628	81.78
14.000 - 14.499	594	130,885,143	11.06	7.571	609	83.42
14.500 - 14.999	584	115,372,652	9.75	8.037	598	82.85
15.000 - 15.499	185	35,946,362	3.04	8.362	591	83.27
15.500 - 15.999	175	28,595,423	2.42	8.837	571	78.48
16.000 - 16.499	59	8,083,202	0.68	9.380	558	78.37
16.500 - 16.999	47	7,128,653	0.60	9.970	540	71.46
17.000 - 17.499	13	2,518,289	0.21	10.517	517	66.61
17.500 - 17.999	9	1,380,392	0.12	11.170	545	67.19
18.000 - 18.499	6	1,007,610	0.09	11.204	523	68.33
18.500 - 18.999	3	583,818	0.05	11.609	539	58.93
19.000 - 19.499	1	97,445	0.01	12.050	533	65.00
20.000 - 20.499	1	124,770	0.01	13.000	519	65.00
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	3	988,100	0.08	4.938	714	78.39
5.000 - 5.499	73	25,310,974	2.14	5.321	673	78.63
5.500 - 5.999	389	126,530,261	10.69	5.805	659	79.35
6.000 - 6.499	644	182,054,979	15.38	6.264	653	79.84
6.500 - 6.999	1,091	307,374,924	25.96	6.756	639	80.76
7.000 - 7.499	769	185,829,416	15.70	7.235	621	82.33
7.500 - 7.999	888	190,953,801	16.13	7.738	613	82.99
8.000 - 8.499	375	74,385,046	6.28	8.219	597	84.61
8.500 - 8.999	344	60,945,496	5.15	8.722	572	81.02
9.000 - 9.499	80	12,010,214	1.01	9.200	566	80.96
9.500 - 9.999	66	8,930,903	0.75	9.735	550	73.00
10.000 - 10.499	24	3,300,707	0.28	10.242	530	68.07
10.500 - 10.999	15	2,337,577	0.20	10.746	538	68.16
11.000 - 11.499	10	1,628,749	0.14	11.212	527	68.33
11.500 - 11.999	6	1,078,338	0.09	11.781	537	59.63
12.000 - 12.499	1	97,445	0.01	12.050	533	65.00
13.000 - 13.499	1	124,770	0.01	13.000	519	65.00
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	10	2,534,827	0.21	6.045	670	79.75
1.500	5	471,094	0.04	8.113	553	84.02
2.000	2,008	477,783,026	40.36	7.144	628	81.88
3.000	2,747	700,092,929	59.14	6.990	629	80.62
5.000	9	2,999,824	0.25	6.662	666	78.84
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	596	158,819,155	13.42	7.020	634	79.29
1.500	4,182	1,024,670,624	86.55	7.055	628	81.41
2.000	1	391,920	0.03	7.000	687	79.98
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	179,826	0.02	7.250	582	87.93
5.000 - 5.499	13	4,290,153	0.36	6.540	670	77.19
5.500 - 5.999	1	312,000	0.03	5.800	605	80.00
6.000 - 6.499	2,481	612,186,344	51.71	7.117	629	81.31
6.500 - 6.999	7	621,521	0.05	8.129	552	84.69
7.000 - 7.499	2,276	566,291,856	47.83	6.981	628	80.95
Total:	**4,779**	**1,183,881,700**	**100.00**	**7.050**	**629**	**81.12**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,588	282,331,126	19.60	7.531	633	82.80
12	900	201,068,179	13.96	7.303	636	82.06
24	3,838	782,109,264	54.30	7.154	630	81.96
30	1	237,823	0.02	7.500	537	85.00
36	892	174,393,654	12.11	7.014	635	79.57
60	2	279,912	0.02	7.249	648	82.85
Total:	**7,221**	**1,440,419,958**	**100.00**	**7.232**	**632**	**81.85**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL*

Number of Mortgage Loans:	4,669	Index Type:	
Aggregate Principal Balance:	$727,293,483	6 Month LIBOR:	80.46%
Conforming Principal Balance Loans:	$727,293,483	Fixed Rate:	19.54%
Average Principal Balance:	$155,771	W.A. Initial Periodic Cap:	2.580%
Range:	$4,530 - $637,012	W.A. Subsequent Periodic Cap:	1.451%
W.A. Coupon:	7.346%	W.A. Lifetime Rate Cap:	6.500%
Range:	4.875% - 13.500%	Property Type:	
W.A. Gross Margin:	6.336%	Single Family:	78.47%
Range:	2.250% - 8.500%	2-4 Family:	13.43%
W.A. Remaining Term:	356 months	Condo:	7.43%
Range:	58 months - 360 months	PUD:	0.66%
W.A. Seasoning:	1 months		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	89.67%
California:	21.44%	Investment:	9.29%
Florida:	11.81%	Second Home:	1.05%
New York:	9.07%	Documentation Status:	
New Jersey:	8.08%	Full:	68.40%
Illinois:	6.33%	Stated:	27.55%
W.A. Original Combined LTV:	80.84%	Limited:	3.43%
Range:	12.50% - 100.00%	None:	0.62%
First Liens:	95.98%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	4.02%	Loans with Prepay Penalties:	78.61%
Non-Balloon Loans:	99.64%	Interest Only Loans:	21.64%
Non-Zero W.A. FICO Score:	619	Loans with Primary Mortgage Insurance:	0.04%

* Collateral Information as of July 1, 2005 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	4,250	657,167,125	90.36	7.351	620	81.27
Other	419	70,126,358	9.64	7.300	612	76.77
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	16	134,854	0.02	11.871	617	94.61
Fixed - 10 Year	142	1,463,849	0.20	11.673	619	95.65
Fixed - 15 Year	80	3,430,784	0.47	8.088	627	77.12
Fixed - 20 Year	127	3,973,056	0.55	9.027	644	94.50
Fixed - 30 Year	1,074	130,453,320	17.94	7.504	637	80.46
Balloon - 15/30	66	2,629,685	0.36	10.766	646	96.42
ARM - 6 Month IO	2	706,000	0.10	6.135	680	77.66
ARM - 2 Year/6 Month	2,302	411,166,703	56.53	7.538	605	80.71
ARM - 2 Year/6 Month IO	716	144,378,175	19.85	6.575	639	81.25
ARM - 3 Year/6 Month	70	13,764,792	1.89	7.153	611	76.03
ARM - 3 Year/6 Month IO	55	11,727,035	1.61	6.589	641	81.30
ARM - 5 Year/6 Month	16	2,877,731	0.40	7.066	637	81.89
ARM - 5 Year/6 Month IO	3	587,500	0.08	6.921	645	79.93
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	757	19,741,217	2.71	10.269	635	98.94
50,000.01 - 100,000.00	711	54,546,648	7.50	8.280	620	81.81
100,000.01 - 150,000.00	966	120,255,091	16.53	7.539	616	80.70
150,000.01 - 200,000.00	868	151,508,576	20.83	7.202	616	79.29
200,000.01 - 250,000.00	545	122,684,718	16.87	7.164	614	79.24
250,000.01 - 300,000.00	371	102,104,602	14.04	7.163	617	79.80
300,000.01 - 350,000.00	323	104,940,723	14.43	6.894	621	81.39
350,000.01 - 400,000.00	71	26,192,123	3.60	6.876	638	81.84
400,000.01 - 450,000.00	38	16,014,242	2.20	6.894	640	83.94
450,000.01 - 500,000.00	15	7,075,165	0.97	7.046	644	83.03
500,000.01 - 550,000.00	2	1,024,200	0.14	7.321	682	82.47
550,000.01 - 600,000.00	1	569,166	0.08	7.590	577	75.00
600,000.01 - 650,000.00	1	637,012	0.09	7.350	649	75.00
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	757	19,741,217	2.71	10.269	635	98.94
50,000.01 - 100,000.00	712	54,646,544	7.51	8.279	620	81.82
100,000.01 - 150,000.00	965	120,155,195	16.52	7.538	616	80.70
150,000.01 - 200,000.00	868	151,508,576	20.83	7.202	616	79.29
200,000.01 - 250,000.00	545	122,684,718	16.87	7.164	614	79.24
250,000.01 - 300,000.00	371	102,104,602	14.04	7.163	617	79.80
300,000.01 - 350,000.00	323	104,940,723	14.43	6.894	621	81.39
350,000.01 - 400,000.00	71	26,192,123	3.60	6.876	638	81.84
400,000.01 - 450,000.00	38	16,014,242	2.20	6.894	640	83.94
450,000.01 - 500,000.00	15	7,075,165	0.97	7.046	644	83.03
500,000.01 - 550,000.00	2	1,024,200	0.14	7.321	682	82.47
550,000.01 - 600,000.00	1	569,166	0.08	7.590	577	75.00
600,000.01 - 650,000.00	1	637,012	0.09	7.350	649	75.00
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	16	134,854	0.02	11.871	617	94.61
61 - 120	142	1,463,849	0.20	11.673	619	95.65
121 - 180	146	6,060,470	0.83	9.250	635	85.50
181 - 240	127	3,973,056	0.55	9.027	644	94.50
301 - 360	4,238	715,661,255	98.40	7.311	619	80.69
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	1	181,700	0.02	4.875	657	71.25
5.000 - 5.499	34	9,062,677	1.25	5.323	660	76.17
5.500 - 5.999	202	48,001,047	6.60	5.816	654	78.27
6.000 - 6.499	513	110,455,265	15.19	6.265	651	77.42
6.500 - 6.999	788	161,341,862	22.18	6.764	627	79.33
7.000 - 7.499	596	106,646,381	14.66	7.244	617	81.87
7.500 - 7.999	777	131,080,320	18.02	7.741	606	82.36
8.000 - 8.499	354	56,239,028	7.73	8.221	595	83.75
8.500 - 8.999	426	53,325,976	7.33	8.731	580	81.94
9.000 - 9.499	149	13,687,377	1.88	9.204	579	83.05
9.500 - 9.999	201	13,266,940	1.82	9.749	589	84.35
10.000 - 10.499	169	8,400,156	1.15	10.267	601	88.91
10.500 - 10.999	173	7,420,589	1.02	10.733	593	89.66
11.000 - 11.499	100	4,135,134	0.57	11.201	578	87.69
11.500 - 11.999	78	2,503,439	0.34	11.705	580	81.05
12.000 - 12.499	78	918,954	0.13	12.163	623	91.80
12.500 - 12.999	21	283,682	0.04	12.649	614	95.93
13.000 - 13.499	7	300,416	0.04	13.038	593	83.49
13.500 - 13.999	2	42,541	0.01	13.500	640	98.60
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	104	16,347,263	2.25	7.179	612	41.17
50.01 - 55.00	50	9,413,063	1.29	7.172	589	52.94
55.01 - 60.00	71	12,010,510	1.65	7.358	591	57.98
60.01 - 65.00	146	27,559,762	3.79	7.425	594	63.69
65.01 - 70.00	168	32,189,709	4.43	7.713	585	68.79
70.01 - 75.00	262	51,938,406	7.14	7.561	591	73.90
75.01 - 80.00	1,592	291,449,540	40.07	6.938	629	79.77
80.01 - 85.00	350	68,811,189	9.46	7.219	607	84.51
85.01 - 90.00	895	158,262,869	21.76	7.434	621	89.82
90.01 - 95.00	238	17,506,478	2.41	7.970	638	94.81
95.01 - 100.00	793	41,804,694	5.75	9.305	649	99.93
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	166	30,595,197	4.21	8.739	513	72.23
525 - 549	251	45,182,246	6.21	8.227	537	74.53
550 - 574	478	77,910,962	10.71	7.793	562	80.27
575 - 599	747	111,516,645	15.33	7.516	588	81.60
600 - 624	853	131,470,198	18.08	7.189	612	81.51
625 - 649	923	133,039,716	18.29	7.171	637	81.70
650 - 674	607	90,398,254	12.43	6.891	661	81.81
675 - 699	317	52,965,335	7.28	6.837	686	82.22
700 - 724	154	25,872,777	3.56	6.853	710	83.85
725 - 749	86	13,868,841	1.91	6.980	738	83.46
750 - 774	61	10,063,078	1.38	6.933	761	84.08
775 - 799	18	3,052,920	0.42	7.044	787	84.07
800 - 824	8	1,357,314	0.19	6.436	806	71.61
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	706	155,918,373	21.44	6.911	619	76.32
Florida	617	85,927,688	11.81	7.583	616	81.09
New York	260	65,970,026	9.07	7.044	625	78.83
New Jersey	267	58,744,215	8.08	7.429	618	80.56
Illinois	382	46,030,017	6.33	7.648	621	84.53
Maryland	254	42,954,900	5.91	7.547	611	82.07
Georgia	282	28,978,383	3.98	7.699	618	85.43
Virginia	150	24,133,941	3.32	7.381	615	80.70
Massachusetts	93	19,872,625	2.73	6.939	628	80.45
Colorado	176	19,642,252	2.70	7.168	630	83.91
Connecticut	99	16,639,335	2.29	7.627	606	82.60
Nevada	104	16,145,682	2.22	7.263	616	80.67
Michigan	151	14,083,183	1.94	7.877	620	85.08
Minnesota	119	13,570,520	1.87	7.492	625	83.67
Hawaii	51	13,288,728	1.83	7.037	654	82.23
Arizona	96	10,955,913	1.51	7.493	625	83.93
North Carolina	89	8,669,946	1.19	7.779	612	85.85
Washington	57	8,189,565	1.13	7.288	623	83.67
Ohio	89	7,515,659	1.03	7.675	620	86.51
Wisconsin	68	6,960,746	0.96	7.915	624	85.18
Pennsylvania	63	6,741,768	0.93	8.036	600	83.88
Rhode Island	31	5,982,245	0.82	7.486	608	80.38
Oregon	48	5,860,123	0.81	7.271	627	81.65
District of Columbia	28	5,671,621	0.78	7.375	611	71.01
Texas	67	4,876,264	0.67	8.354	604	86.11

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	47	4,076,548	0.56	8.114	602	85.69
Utah	33	3,246,315	0.45	7.524	625	84.64
South Carolina	28	3,151,323	0.43	7.472	618	84.99
New Hampshire	19	3,047,815	0.42	7.392	624	82.20
Tennessee	33	3,039,341	0.42	7.568	608	83.88
Indiana	31	3,007,171	0.41	7.950	618	87.27
Delaware	14	2,460,286	0.34	7.293	594	81.70
Idaho	23	2,332,246	0.32	7.446	646	82.42
New Mexico	21	2,232,664	0.31	7.667	638	82.94
Kentucky	17	1,402,581	0.19	7.921	626	85.78
Iowa	10	958,656	0.13	7.417	642	86.72
West Virginia	6	940,994	0.13	7.989	589	85.52
Maine	8	886,370	0.12	7.403	607	82.86
Kansas	9	876,757	0.12	7.892	588	86.55
Vermont	4	762,434	0.10	7.094	617	79.68
Oklahoma	9	646,780	0.09	8.215	618	83.04
Arkansas	6	498,548	0.07	7.866	612	85.32
Nebraska	3	279,529	0.04	8.021	658	82.80
Louisiana	1	123,406	0.02	7.375	654	95.00
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	4,158	652,132,172	89.67	7.293	616	80.68
Investment	467	67,537,752	9.29	7.867	643	82.09
Second Home	44	7,623,560	1.05	7.251	644	83.56
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	3,424	497,493,283	68.40	7.195	619	82.15
Stated Documentation	1,085	200,339,166	27.55	7.727	620	77.87
Limited Documentation	131	24,916,204	3.43	7.314	608	80.20
No Documentation	29	4,544,830	0.62	7.220	676	71.48
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,563	476,240,248	65.48	7.276	611	78.98
Purchase	2,048	242,601,076	33.36	7.492	635	84.55
Refinance - Rate Term	58	8,452,159	1.16	7.076	627	78.90
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,839	570,739,252	78.47	7.374	615	80.96
2-4 Family	422	97,659,978	13.43	7.187	635	79.61
Condo	377	54,063,566	7.43	7.308	634	81.60
PUD	31	4,830,687	0.66	7.703	617	82.97
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	1	380,000	0.06	6.250	708	80.00
November 2005	1	326,000	0.06	6.000	648	74.94
August 2006	2	160,889	0.03	7.541	548	87.78
September 2006	6	523,916	0.09	8.414	560	84.39
February 2007	14	2,862,828	0.49	8.349	609	80.02
March 2007	9	2,130,020	0.36	7.746	566	80.47
April 2007	89	16,267,032	2.78	7.607	590	79.83
May 2007	469	89,246,937	15.25	7.027	617	79.43
June 2007	2,423	443,332,255	75.76	7.318	615	81.18
July 2007	6	1,021,000	0.17	7.293	572	75.89
March 2008	1	199,660	0.03	10.250	504	62.50
April 2008	3	466,370	0.08	6.802	610	84.49
May 2008	29	6,425,770	1.10	6.757	612	76.96
June 2008	91	18,210,026	3.11	6.905	631	79.20
July 2008	1	190,000	0.03	7.125	625	59.38
May 2010	1	143,500	0.02	7.500	617	79.72
June 2010	18	3,321,731	0.57	7.021	639	81.64
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	4	959,998	0.16	6.327	672	73.10
2.500 - 2.999	7	1,712,700	0.29	6.078	678	70.55
4.000 - 4.499	2	440,222	0.08	6.487	586	73.44
4.500 - 4.999	59	15,515,781	2.65	5.492	652	77.73
5.000 - 5.499	217	50,314,622	8.60	5.947	655	79.16
5.500 - 5.999	589	119,026,299	20.34	6.614	634	79.46
6.000 - 6.499	546	108,057,456	18.46	6.938	618	80.70
6.500 - 6.999	1,724	286,508,165	48.96	7.991	597	81.85
7.000 - 7.499	8	1,421,724	0.24	8.290	568	80.22
7.500 - 7.999	6	971,567	0.17	8.760	548	77.84
8.000 - 8.499	1	71,595	0.01	7.125	539	85.00
8.500 - 8.999	1	207,805	0.04	9.750	549	65.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	366,700	0.06	5.379	647	66.94
11.000 - 11.499	14	3,457,443	0.59	5.486	657	72.10
11.500 - 11.999	77	18,908,358	3.23	5.827	653	78.49
12.000 - 12.499	193	43,267,122	7.39	6.119	651	77.88
12.500 - 12.999	418	89,775,283	15.34	6.478	632	79.68
13.000 - 13.499	461	88,203,199	15.07	6.779	631	81.38
13.500 - 13.999	664	124,165,965	21.22	7.239	615	81.69
14.000 - 14.499	438	73,882,578	12.63	7.631	607	82.88
14.500 - 14.999	456	75,543,445	12.91	8.035	592	82.66
15.000 - 15.499	152	25,657,438	4.38	8.376	585	82.87
15.500 - 15.999	163	23,930,448	4.09	8.853	568	77.36
16.000 - 16.499	55	7,032,744	1.20	9.394	558	77.66
16.500 - 16.999	41	6,000,366	1.03	9.989	539	71.29
17.000 - 17.499	11	1,946,267	0.33	10.525	521	65.62
17.500 - 17.999	8	1,256,937	0.21	11.196	544	67.41
18.000 - 18.499	6	1,007,610	0.17	11.204	523	68.33
18.500 - 18.999	3	583,818	0.10	11.609	539	58.93
19.000 - 19.499	1	97,445	0.02	12.050	533	65.00
20.000 - 20.499	1	124,770	0.02	13.000	519	65.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	1	181,700	0.03	4.875	657	71.25
5.000 - 5.499	34	9,062,677	1.55	5.323	660	76.17
5.500 - 5.999	191	45,643,129	7.80	5.811	654	79.05
6.000 - 6.499	384	80,024,506	13.67	6.263	649	78.91
6.500 - 6.999	618	127,474,414	21.78	6.761	624	80.21
7.000 - 7.499	504	90,499,384	15.46	7.246	614	82.32
7.500 - 7.999	659	112,518,140	19.23	7.746	603	82.84
8.000 - 8.499	303	50,645,991	8.65	8.221	593	83.91
8.500 - 8.999	287	44,296,436	7.57	8.727	569	80.00
9.000 - 9.499	71	9,641,361	1.65	9.200	561	80.00
9.500 - 9.999	59	7,403,062	1.27	9.728	551	73.53
10.000 - 10.499	22	2,783,923	0.48	10.236	533	67.11
10.500 - 10.999	14	2,214,122	0.38	10.737	536	68.33
11.000 - 11.499	9	1,518,536	0.26	11.206	528	68.21
11.500 - 11.999	6	1,078,338	0.18	11.781	537	59.63
12.000 - 12.499	1	97,445	0.02	12.050	533	65.00
13.000 - 13.499	1	124,770	0.02	13.000	519	65.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	4	856,427	0.15	6.494	657	79.27
1.500	5	471,094	0.08	8.113	553	84.02
2.000	1,363	243,922,833	41.68	7.333	617	81.59
3.000	1,791	339,645,581	58.04	7.223	613	80.13
5.000	1	312,000	0.05	6.625	642	80.00
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	296	57,789,244	9.87	7.237	603	77.53
1.500	2,868	527,418,691	90.13	7.271	616	81.09
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	179,826	0.03	7.250	582	87.93
5.000 - 5.499	3	682,638	0.12	6.286	636	67.42
6.000 - 6.499	1,580	290,269,518	49.60	7.316	614	80.86
6.500 - 6.999	7	621,521	0.11	8.129	552	84.69
7.000 - 7.499	1,573	293,454,433	50.15	7.221	616	80.65
Total:	**3,164**	**585,207,935**	**100.00**	**7.268**	**615**	**80.74**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,111	155,595,973	21.39	7.599	622	82.45
12	582	98,468,475	13.54	7.407	624	80.96
24	2,337	369,538,754	50.81	7.305	614	80.91
30	1	237,823	0.03	7.500	537	85.00
36	638	103,452,459	14.22	7.054	629	78.02
Total:	**4,669**	**727,293,483**	**100.00**	**7.346**	**619**	**80.84**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL*

Number of Mortgage Loans:	2,552	Index Type:	
Aggregate Principal Balance:	$713,126,475	6 Month LIBOR:	83.95%
Conforming Principal Balance Loans:	$223,280,153	Fixed Rate:	16.05%
Average Principal Balance:	$279,438	W.A. Initial Periodic Cap:	2.613%
Range:	$6,578 - $1,000,000	W.A. Subsequent Periodic Cap	1.416%
W.A. Coupon:	7.115%	W.A. Lifetime Rate Cap	6.450%
Range:	4.875% - 13.500%	Property Type	
W.A. Gross Margin:	6.031%	Single Family:	82.65%
Range:	2.250% - 8.000%	2-4 Family:	8.88%
W.A. Remaining Term:	354 months	Condo:	6.07%
Range:	59 months - 360 months	PUD:	2.40%
W.A. Seasoning:	1 month		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	97.27%
California:	47.92%	Investment:	2.08%
New York:	11.81%	Second Home:	0.65%
Florida	10.09%	Documentation Status:	
New Jersey:	5.31%	Full:	47.55%
Virginia:	3.45%	Stated:	46.80%
W.A. Original Combined LTV:	82.89%	Limited:	3.99%
Range:	33.33% - 100.00%	None:	1.66%
First Liens:	91.52%	Non-Zero W.A. Prepayment Penalty – Term (months):	23
Second Liens:	8.48%	Loans with Prepay Penalties:	82.23%
Non-Balloon Loans:	98.16%	Interest Only Loans	36.96%
Non-Zero W.A. FICO Score:	645	Loans with Primary Mortgage Insurance	0.07%

* Collateral Information as of July 1, 2005 Statistical Cut-Off Date.

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	2,017	586,038,708	82.18	7.062	642	83.03
Other	535	127,087,767	17.82	7.359	655	82.21
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	5	70,927	0.01	11.888	653	94.46
Fixed - 10 Year	25	506,681	0.07	10.879	620	93.57
Fixed - 15 Year	42	4,259,982	0.60	8.139	641	74.26
Fixed - 20 Year	22	1,293,725	0.18	9.342	624	96.24
Fixed - 30 Year	669	95,202,543	13.35	8.278	654	89.52
Balloon - 15/30	174	13,118,853	1.84	10.644	679	99.19
ARM - 6 Month IO	6	1,678,400	0.24	5.816	676	80.00
ARM - 2 Year/6 Month	886	320,100,247	44.89	7.144	632	82.00
ARM - 2 Year/6 Month IO	614	240,069,741	33.66	6.461	655	80.91
ARM - 3 Year/6 Month	23	7,785,603	1.09	6.833	628	81.36
ARM - 3 Year/6 Month IO	52	18,482,293	2.59	6.507	663	81.93
ARM - 5 Year/6 Month	23	7,242,536	1.02	6.834	626	79.81
ARM - 5 Year/6 Month IO	11	3,314,944	0.46	6.741	665	77.82
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	207	6,646,163	0.93	10.387	648	99.05
50,000.01 - 100,000.00	449	33,221,793	4.66	9.911	658	98.35
100,000.01 - 150,000.00	244	30,058,480	4.22	8.988	651	92.13
150,000.01 - 200,000.00	184	32,522,152	4.56	7.522	645	84.21
200,000.01 - 250,000.00	180	40,488,665	5.68	6.948	649	81.35
250,000.01 - 300,000.00	171	47,520,480	6.66	6.967	653	81.39
300,000.01 - 350,000.00	138	44,788,723	6.28	6.710	653	81.22
350,000.01 - 400,000.00	256	96,189,310	13.49	6.789	641	81.36
400,000.01 - 450,000.00	215	91,299,998	12.80	6.756	644	81.15
450,000.01 - 500,000.00	163	77,809,328	10.91	6.742	647	80.62
500,000.01 - 550,000.00	114	59,725,757	8.38	6.788	639	81.66
550,000.01 - 600,000.00	78	44,976,211	6.31	6.767	639	81.80
600,000.01 - 650,000.00	45	28,197,505	3.95	6.865	633	81.93
650,000.01 - 700,000.00	40	27,059,124	3.79	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	4.54	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.66	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	1.52	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	.25	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.13	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.28	6.075	644	77.04
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	207	6,646,163	0.93	10.387	648	99.05
50,000.01 - 100,000.00	449	33,221,793	4.66	9.911	658	98.35
100,000.01 - 150,000.00	244	30,058,480	4.22	8.988	651	92.13
150,000.01 - 200,000.00	184	32,522,152	4.56	7.522	645	84.21
200,000.01 - 250,000.00	180	40,488,665	5.68	6.948	649	81.35
250,000.01 - 300,000.00	171	47,520,480	6.66	6.967	653	81.39
300,000.01 - 350,000.00	139	45,133,653	6.33	6.711	653	81.29
350,000.01 - 400,000.00	256	96,244,315	13.50	6.790	641	81.32
400,000.01 - 450,000.00	214	90,900,063	12.75	6.754	644	81.16
450,000.01 - 500,000.00	163	77,809,328	10.91	6.742	647	80.62
500,000.01 - 550,000.00	114	59,725,757	8.38	6.788	639	81.66
550,000.01 - 600,000.00	78	44,976,211	6.31	6.767	639	81.80
600,000.01 - 650,000.00	45	28,197,505	3.95	6.865	633	81.93
650,000.01 - 700,000.00	40	27,059,124	3.79	6.919	647	82.68
700,000.01 - 750,000.00	44	32,340,427	4.54	7.055	625	81.01
750,000.01 - 800,000.00	6	4,694,396	0.66	6.448	695	84.18
800,000.01 - 850,000.00	13	10,873,054	1.52	6.905	638	81.24
850,000.01 - 900,000.00	2	1,794,910	0.25	6.026	632	77.01
900,000.01 - 950,000.00	1	920,000	0.13	6.990	637	80.00
950,000.01 - 1,000,000.00	2	2,000,000	0.28	6.075	644	77.04
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	5	70,927	0.01	11.888	653	94.46
61 - 120	25	506,681	0.07	10.879	620	93.57
121 - 180	216	17,378,835	2.44	10.030	670	93.08
181 - 240	22	1,293,725	0.18	9.342	624	96.24
301 - 360	2,284	693,876,307	97.30	7.035	644	82.60
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	806,400	0.11	4.952	727	80.00
5.000 - 5.499	39	16,248,297	2.28	5.320	681	80.00
5.500 - 5.999	201	81,839,407	11.48	5.799	663	79.26
6.000 - 6.499	294	116,609,607	16.35	6.264	656	80.48
6.500 - 6.999	521	201,582,515	28.27	6.754	650	80.92
7.000 - 7.499	283	101,773,392	14.27	7.224	629	82.44
7.500 - 7.999	250	85,294,065	11.96	7.732	630	83.23
8.000 - 8.499	96	28,367,137	3.98	8.220	613	86.12
8.500 - 8.999	148	24,325,142	3.41	8.751	612	88.12
9.000 - 9.499	85	9,153,481	1.28	9.236	644	95.49
9.500 - 9.999	212	17,365,643	2.44	9.791	658	96.83
10.000 - 10.499	122	10,044,546	1.41	10.248	645	98.02
10.500 - 10.999	145	10,648,419	1.49	10.739	647	98.76
11.000 - 11.499	75	5,276,668	0.74	11.185	629	98.34
11.500 - 11.999	44	2,579,825	0.36	11.701	647	98.83
12.000 - 12.499	21	573,940	0.08	12.137	651	96.99
12.500 - 12.999	11	514,837	0.07	12.546	613	98.67
13.000 - 13.499	1	22,907	0.00	13.250	618	90.00
13.500 - 13.999	2	100,250	0.01	13.500	629	100.00
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	5	1,137,626	0.16	6.900	593	41.51
50.01 - 55.00	4	1,665,963	0.23	7.401	589	53.92
55.01 - 60.00	15	6,141,844	0.86	6.713	624	57.93
60.01 - 65.00	24	10,712,774	1.50	7.013	614	63.74
65.01 - 70.00	37	16,934,651	2.37	7.038	627	68.80
70.01 - 75.00	49	24,592,068	3.45	6.941	623	73.43
75.01 - 80.00	1,181	415,371,525	58.25	6.691	654	79.86
80.01 - 85.00	104	45,205,157	6.34	6.836	609	84.53
85.01 - 90.00	271	103,272,964	14.48	7.220	627	89.75
90.01 - 95.00	114	19,236,319	2.70	7.820	643	94.76
95.01 - 100.00	748	68,855,584	9.66	9.630	662	99.91
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	19	6,794,963	0.95	8.541	511	72.98
525 - 549	47	19,622,879	2.75	7.911	537	79.05
550 - 574	98	33,965,368	4.76	7.585	561	82.02
575 - 599	255	73,668,738	10.33	7.218	588	82.20
600 - 624	353	105,571,144	14.80	7.091	613	83.31
625 - 649	610	159,093,861	22.31	7.127	638	83.43
650 - 674	489	128,154,969	17.97	7.057	661	83.77
675 - 699	300	79,316,828	11.12	6.961	685	82.92
700 - 724	182	54,680,095	7.67	6.872	711	82.19
725 - 749	109	27,797,859	3.90	6.897	735	84.28
750 - 774	51	14,890,685	2.09	6.737	761	81.97
775 - 799	34	8,300,216	1.16	6.732	785	81.65
800 - 824	5	1,268,869	0.18	6.973	803	82.37
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,118	341,734,273	47.92	6.974	648	82.24
New York	245	84,189,719	11.81	7.014	655	83.68
Florida	344	71,934,351	10.09	7.510	639	83.88
New Jersey	111	37,881,083	5.31	7.157	636	82.69
Virginia	75	24,575,467	3.45	6.991	640	83.08
Maryland	66	21,725,822	3.05	7.200	642	83.39
Massachusetts	49	17,657,865	2.48	7.232	631	80.18
Illinois	76	15,870,904	2.23	7.409	653	84.14
Georgia	64	12,873,348	1.81	7.501	630	84.92
Nevada	53	11,383,526	1.60	7.268	635	84.83
Arizona	43	9,051,558	1.27	7.431	642	81.75
Texas	52	7,615,752	1.07	7.367	623	84.70
Washington	30	6,245,972	0.88	7.174	659	82.55
Colorado	33	6,161,259	0.86	7.292	659	84.70
Hawaii	15	6,041,600	0.85	7.199	662	84.06
Connecticut	11	4,822,428	0.68	6.997	623	84.29
Minnesota	19	4,516,179	0.63	7.045	618	84.20

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	12	4,453,962	0.62	7.042	625	82.56
Oregon	13	2,816,571	0.39	6.952	662	80.95
Ohio	14	2,266,277	0.32	6.996	661	83.85
Michigan	15	2,233,752	0.31	8.127	643	83.37
Missouri	10	1,815,758	0.25	8.067	587	84.43
Rhode Island	7	1,768,139	0.25	7.420	616	83.87
North Carolina	9	1,768,074	0.25	7.158	611	86.13
South Carolina	7	1,713,401	0.24	7.346	592	86.34
Pennsylvania	9	1,575,025	0.22	8.057	622	86.87
New Mexico	7	1,194,337	0.17	7.232	609	84.98
Indiana	9	1,155,702	0.16	7.748	631	83.37
Kansas	3	993,736	0.14	6.783	594	77.22
Wisconsin	6	908,228	0.13	6.720	659	84.00
Tennessee	9	901,854	0.13	7.996	624	87.41
New Hampshire	2	805,808	0.11	8.720	547	74.27
Delaware	1	549,620	0.08	7.850	688	88.00
Utah	4	517,907	0.07	6.274	692	84.00
Maine	2	482,438	0.07	7.448	608	80.00
Idaho	3	390,409	0.05	7.831	597	87.92
Oklahoma	3	293,809	0.04	8.228	565	86.85
Iowa	2	184,835	0.03	6.630	652	87.25
Arkansas	1	55,728	0.01	10.990	593	100.00
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	2,508	693,679,639	97.27	7.106	644	82.82
Investment	34	14,836,889	2.08	7.572	663	84.11
Second Home	10	4,609,947	0.65	7.036	664	88.99
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	1,210	339,099,628	47.55	6.839	633	83.86
Stated Documentation	1,221	333,740,638	46.80	7.372	658	81.88
Limited Documentation	84	28,419,521	3.99	7.212	624	84.42
No Documentation	37	11,866,688	1.66	7.556	662	79.65
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,991	472,856,467	66.31	7.210	656	83.69
Refinance - Cashout	558	238,789,177	33.48	6.932	623	81.31
Refinance - Rate Term	3	1,480,832	0.21	6.461	670	80.70
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	2,094	589,426,338	82.65	7.085	642	82.74
2-4 Family	187	63,325,715	8.88	7.125	659	84.04
Condo	202	43,279,275	6.07	7.372	653	82.84
PUD	69	17,095,148	2.40	7.451	652	83.71
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	4	1,014,400	0.17	6.003	687	80.00
November 2005	1	388,000	0.06	5.375	654	80.00
December 2005	1	276,000	0.05	5.750	666	80.00
February 2007	3	1,303,794	0.22	7.608	598	90.70
March 2007	6	2,733,084	0.46	6.396	635	84.38
April 2007	38	14,790,087	2.47	6.972	641	84.16
May 2007	308	119,096,673	19.89	6.634	643	80.89
June 2007	1,131	417,556,337	69.75	6.908	642	81.56
July 2007	14	4,690,013	0.78	7.019	638	82.63
April 2008	3	1,386,567	0.23	6.154	685	81.65
May 2008	18	6,538,116	1.09	6.857	634	81.70
June 2008	53	17,832,214	2.98	6.563	655	82.13
July 2008	1	511,000	0.09	6.000	721	70.00
April 2010	1	326,400	0.05	5.875	676	80.00
May 2010	6	1,997,597	0.33	7.184	657	79.63
June 2010	27	8,233,483	1.38	6.750	632	79.05
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	8	2,582,603	0.43	6.288	704	80.00
2.500 - 2.999	17	6,118,083	1.02	6.425	682	78.60
3.000 - 3.499	2	612,000	0.10	5.558	684	80.00
3.500 - 3.999	2	858,845	0.14	5.152	631	74.15
4.000 - 4.499	4	1,482,676	0.25	5.525	621	80.81
4.500 - 4.999	64	27,524,373	4.60	5.480	670	79.84
5.000 - 5.499	211	81,199,068	13.56	5.978	662	80.11
5.500 - 5.999	431	163,939,011	27.38	6.578	653	80.81
6.000 - 6.499	336	131,222,585	21.92	6.882	644	81.04
6.500 - 6.999	528	180,000,783	30.07	7.653	618	83.48
7.000 - 7.499	5	1,564,790	0.26	8.037	600	76.76
7.500 - 7.999	6	1,395,454	0.23	8.899	581	88.56
8.000 - 8.499	1	173,495	0.03	8.500	605	80.00
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	5	1,721,916	0.29	5.671	709	77.99
11.000 - 11.499	15	6,621,775	1.11	5.305	675	81.06
11.500 - 11.999	84	32,981,290	5.51	5.800	660	79.71
12.000 - 12.499	164	61,930,007	10.34	6.121	662	80.25
12.500 - 12.999	384	148,051,892	24.73	6.460	655	80.67
13.000 - 13.499	275	103,429,957	17.28	6.753	646	81.30
13.500 - 13.999	346	129,277,035	21.59	7.122	641	81.86
14.000 - 14.499	156	57,002,565	9.52	7.495	611	84.13
14.500 - 14.999	128	39,829,207	6.65	8.041	609	83.20
15.000 - 15.499	33	10,288,925	1.72	8.327	607	84.26
15.500 - 15.999	12	4,664,975	0.78	8.757	591	84.19
16.000 - 16.499	4	1,050,458	0.18	9.284	559	83.11
16.500 - 16.999	6	1,128,287	0.19	9.868	542	72.36
17.000 - 17.499	2	572,022	0.10	10.493	501	70.00
17.500 - 17.999	1	123,455	0.02	10.900	561	65.00
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	806,400	0.13	4.952	727	80.00
5.000 - 5.499	39	16,248,297	2.71	5.320	681	80.00
5.500 - 5.999	198	80,887,132	13.51	5.802	662	79.52
6.000 - 6.499	260	102,030,473	17.04	6.265	656	80.57
6.500 - 6.999	473	179,900,510	30.05	6.753	649	81.14
7.000 - 7.499	265	95,330,032	15.92	7.225	628	82.35
7.500 - 7.999	229	78,435,660	13.10	7.726	628	83.20
8.000 - 8.499	72	23,739,055	3.97	8.213	607	86.12
8.500 - 8.999	57	16,649,059	2.78	8.707	581	83.71
9.000 - 9.499	9	2,368,853	0.40	9.199	583	84.84
9.500 - 9.999	7	1,527,841	0.26	9.772	545	70.43
10.000 - 10.499	2	516,785	0.09	10.279	513	73.19
10.500 - 10.999	1	123,455	0.02	10.900	561	65.00
11.000 - 11.499	1	110,213	0.02	11.300	504	70.00
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	6	1,678,400	0.28	5.816	676	80.00
2.000	645	233,860,194	39.06	6.947	641	82.18
3.000	956	360,447,347	60.21	6.772	643	81.08
5.000	8	2,687,824	0.45	6.666	668	78.71
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	300	101,029,911	16.88	6.896	652	80.30
1.500	1,314	497,251,934	83.06	6.825	641	81.74
2.000	1	391,920	0.07	7.000	687	79.98
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	10	3,607,516	0.60	6.588	677	79.04
5.500 - 5.999	1	312,000	0.05	5.800	605	80.00
6.000 - 6.499	901	321,916,826	53.77	6.938	643	81.72
7.000 - 7.499	703	272,837,423	45.57	6.723	642	81.27
Total:	**1,615**	**598,673,765**	**100.00**	**6.837**	**643**	**81.50**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	477	126,735,153	17.77	7.448	647	83.23
12	318	102,599,704	14.39	7.203	647	83.12
24	1,501	412,570,510	57.85	7.018	644	82.90
36	254	70,941,195	9.95	6.955	643	81.83
60	2	279,912	0.04	7.249	648	82.85
Total:	**2,552**	**713,126,475**	**100.00**	**7.115**	**645**	**82.89**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943

ABS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Rika Yano	212-250-6997

ABS Structuring

Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978